UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 15, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND
YEAR ENDED 31 DECEMBER 2011 PREPARED IN
ACCORDANCE WITH IFRS (INTERNATIONAL FINANCIAL
REPORTING STANDARDS)

Quarter 4 2011
Report
for the quarter and year ended 31 December 2011
Group results for the year….
· Record adjusted headline earnings of $1.3bn, up 65% from 2010.
· Net profit attributable to ordinary shareholders rose 20-fold to $1.55bn
· Cash flow from operating activities increased by 59% to $2.66bn.
· Total dividend of 380 South African (approximately 49 US) cents, 162% (141%) increase from 2010.
· Production of 4.33Moz at a total cash cost of $728/oz.
· Net debt more than halved to $610m, from $1.29bn end of 2010 on the back of strong free cash flows.
· Reserves grow 6%, or 4.4Moz, to 75.6Moz (net of depletion).
· Resources grow 5%, or 10.9Moz, to 230.9Moz (net of depletion).

For the fourth quarter...
· Adjusted headline earnings of $295m, or 76 US cents a share.
· Net profit attributable to equity shareholders $385m, from $56m a year earlier.
· Cash inflow from operations at $644m.
· Net debt decreases further to $610m, despite higher fourth-quarter capital expenditure and tax payments.
· Fourth-quarter dividend of 200 South African (approximately 26 US) cents declared.
· Production of 1.114Moz at a total cash cost of $762/oz, both within guidance.
· La Colosa exploration success adds additional 3.8Moz resource; total now 16.3Moz.

Quarter
Year
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
34,650
33,970     35,703
134,699
140,418       1,114
1,092 1,148 4,331 4,515
Price received
1
- R/kg / $/oz   437,885  394,799     99,671
369,054
135,862       1,684
1,713 452 1,576 561
Price received excluding
hedge buy-back costs
1
- R/kg / $/oz 437,885    394,799   303,454  369,054   271,018
1,684
1,713 1,372 1,576 1,159
Total cash costs
- R/kg / $/oz 198,267    168,935   148,474   170,129  149,577
762
737 672 728 638
Total production costs
- R/kg / $/oz 277,397    211,460   201,465   222,811  190,889
1,065
922 912 950 816
Financial review
Adjusted gross profit (loss)
2
- Rm / $m
5,502
5,870     (3,718)
19,104    (8,027)
682
816 (540) 2,624 (1,191)
Adjusted gross profit excluding
hedge buy-back costs
2
- Rm / $m
5,502
5,870       3,598
19,104
10,927         682
816 522 2,624 1,507
Profit attributable to equity
shareholders - Rm / $m
3,124
3,304         404
11,282        637          385
456 56 1,552 76
- cents/share
809
855         105
2,923        171           100
118 15 402 20
Adjusted headline earnings
(loss)
3
- Rm / $m
2,375
3,310     (5,263)
9,418 (12,210)
295
457 (764) 1,297 (1,758)
- cents/share
615
857     (1,368)
2,440 (3,283)
76
118 (199) 336 (473)
Adjusted headline earnings
excluding hedge buy-back
costs
3
- Rm / $m
2,375
3,310       2,026     9,418      5,652          295
457 294 1,297 787
- cents/share
615
857          527
2,440
1,520           76
118 76 336 212
Cash flow from operating
activities excluding hedge
buy-back costs
- Rm / $m
5,185
6,497      5,076
19,587
12,603         644
863 679 2,655 1,669
Capital expenditure
- Rm / $m
4,251      2,925      2,572    11,259      7,413         525         408         365      1,527      1,015

Notes:   1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 December 2011
oz (000)
% Variance
2
$/oz
% Variance
2
$m
$m Variance
2
SOUTH AFRICA
398
1
696
(8)
320
30
Great Noligwa
20
(20)
1,280
2
3
(3)
Kopanang
66
(15)
766
9
47
(14)
Moab Khotsong
52
(27)
825
15
26
(19)
Mponeng
138
18
518
(12)
145
32
Savuka
13
-
810
(13)
10
(1)
TauTona
72
24
692
(24)
54
26
Surface Operations
37
16
714
(19)
35
9
CONTINENTAL AFRICA
419
2
799
8
207
(118)
Ghana
Iduapriem
50
4
968
12
20
(12)
Obuasi
81
4
896
8
(19)
(66)
Guinea
Siguiri - Attributable 85%
62
11
1,047
10
25
(17)
Mali
Morila - Attributable 40%
3
28
17
771
(6)
23
2
Sadiola - Attributable 41%
3
28
(10)
1,015
28
18
(9)
Yatela - Attributable 40%
3
7
(13)
1,915
24
(3)
(4)
Namibia
Navachab
19
19
930
(16)
9
2
Tanzania
Geita
144
(3)
486
3
128
(14)
Non-controlling interests, exploration
and other
6
-
AUSTRALASIA
63
26
1,478
(6)
(9)
(9)
Australia
Sunrise Dam
63
26
1,388
(11)
(2)
(3)
Exploration and other
(6)
(6)
AMERICAS
234
(2)
612
17
186
(66)
Argentina
Cerro Vanguardia - Attributable 92.50%
51
(2)
577
95
30
(34)
Brazil
AngloGold Ashanti Mineração
91
(10)
597
8
68
(30)
Serra Grande - Attributable 50%
21
40
626
(32)
14
5
United States of America
Cripple Creek & Victor
71
3
643
15
61
(8)
Non-controlling interests, exploration
and other
15
2
OTHER
16
20
Sub-total
1,114
2
762
3
720
(144)
Equity accounted investments included above
(38)
10
AngloGold Ashanti
682
(134)
1
Refer to note B "Non-GAAP disclosure" for the definition.
3
Equity accounted joint ventures.
2
Variance December 2011 quarter on September 2011 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Adjusted
gross profit (loss)
1

Financial and Operating Report
OVERVIEW FOR THE YEAR AND QUARTER
FINANCIAL AND CORPORATE REVIEW
ANNUAL REVIEW
Full-year adjusted headline earnings
1
increased 65% to a record $1.3bn, or 336 US cents per share, from $787m, or
212 US cents per share in 2010. Net profit attributable to ordinary shareholders rose approximately twentyfold to $1.55bn for the full-year, compared with $76m in 2010. Cash flow generated from operating activities
1
rose to $2.66bn from
$1.67bn the previous year. Free cash flow, after all capital expenditure, finance costs and tax, before dividends, was
$833m.
The strong performance in earnings and cash flow was aided by the continued implementation of the Project ONE business improvement initiative across all operating sites, as well as the removal of the hedge book which gave
AngloGold Ashanti full exposure to the higher gold price.
Total capital expenditure for 2011, the first year of intensive investment in AngloGold Ashanti’s medium-term growth plan, was $1.53bn compared with guidance of $1.6bn. Improved cash flow helped more than halve net debt to $610m at the end of the year, from $1.288bn at the end of 2010.
Production in 2011 declined 4% to 4.33Moz, in line with the revised annual guidance issued by the company in
November. Total cash costs rose 14% from 2010 to $728/oz, better than the revised guidance of $735/oz to $745/oz.
Reserves
2
improved by 6% or 4.4Moz to end the year at 75.6Moz, after accounting for depletion. Resources
3
increased
by 5% to 230.9Moz after depletion. These reserves will fill the pipeline for growth to between 5.4Moz and 5.6Moz, from a combination of greenfields and brownfields projects in the Americas, Australasia and Continental Africa.
“With record adjusted headline earnings of $1.3bn and stronger cash flow than we’ve ever seen, we’ve laid a strong foundation on which to grow the business,” Chief Executive Officer Mark Cutifani said. “Our focus now is on pushing our projects through the pipeline and ensuring continued strong returns for our shareholders.”
FOURTH-QUARTER REVIEW
Strong performances from key assets within the Continental Africa portfolio, good cost containment in South Africa, along with full exposure to a spot gold price and weaker producer currencies, drove robust fourth-quarter earnings and cash-
flow generation. As indicated in the third-quarter results presentation in November, fourth-quarter Adjusted Headline
Earnings (AHE)
1
was adversely impacted by year-end accounting adjustments such as environmental rehabilitation, direct and indirect taxes and inventory provisions.
AHE
1
were $295m, or 76 US cents a share in the three months to 31 December 2011. This earnings figure includes the
$105m after tax adverse impact of the group environmental provisions. Fourth quarter’s AHE
1
were also adversely
impacted by a lower gold price, higher cash costs and relatively higher levels of unsold gold at the quarter-end. AHE
1
in
the fourth quarter of 2010 was $294m, or 76 US cents a share, while AHE
1
for the third quarter of 2011 was $457m, or
118 US cents per share, which was boosted by a $70m once-off deferred tax credit.
Fourth quarter net earnings attributable to ordinary shareholders were $385m, a sevenfold increase from the fourth quarter of 2010. This includes the benefit of the impairment reversal at Geita ($95m after tax). Impairments are included in net profit but are excluded from headline earnings.
Cash flow generated from operating activities rose to $644m during the fourth quarter compared with an outflow of
$382m a year earlier, when the final tranche of the hedge book was eliminated. Free cash flow, after all capital expenditure, finance costs and tax, before dividends, was $97m. These robust inflows helped further strengthen the group’s balance sheet. Net debt (excluding the mandatory convertible bond) was further reduced by $10m, to $610m, despite a 29% increase in capital spending from the previous quarter to $525m and higher tax payments.
DIVIDEND
The board of directors is pleased to announce a dividend of 200 South African cents for the fourth quarter. This takes the annual dividends declared to 380 South African cents, 162% more than the 145 South African cents declared in 2010.
The company will continue to seek quarterly dividends in line with improved operating and financial performance, provided there is no threat to its investment-grade-credit rating and there is adequate allowance for funding its growth projects.
1
Normalised for hedge takeout
2
Calculated at a gold price of US$1,100/oz
3
Calculated at a gold price of US$1,600/oz

OPERATING RESULTS
Production for the three months to 31 December 2011 was 1.114Moz at a total cash cost of $762/oz. This compares with guidance of 1.11Moz at $790/oz and the previous quarter’s production of 1.092Moz at $737/oz. The fourth quarter’s result was bolstered by another solid performance from Geita in Tanzania, where the turnaround of the past 18 months continued and Obuasi, in Ghana, where the taskforce appointed in 2010, continued to make progress in improving the operation’s performance. There were also strong performances at Mponeng, TauTona, Sunrise Dam and Serra Grande.
SAFETY
Tragically, three fatalities were recorded at the Kopanang mine during the quarter, while two contractors passed away following accidents at Obuasi in Ghana and another at the Gramalote project in Colombia. This result undermines much of the progress made earlier in the year and has led the global safety team to develop new major incident risk protocols which set out operating requirements designed to minimise the likelihood of fatalities and high-severity incidents. These protocols will be rolled out in the second quarter of 2012 as part of a crucial effort to further improve the group’s safety performance. This initiative will build on the significant improvements made in recent years, with the all accident frequency rate (AIFR) – the broadest measure of safety performance – ending 2011 at a company record of 9.76 per million hours worked, 15% better than the 2010 level. This is the first time the rate has dropped below 10. The
Continental Africa region was the star performer in the group in 2011, with an AIFR of 3.03 per million hours worked, a
42% improvement on the previous year.
OPERATING REVIEW
The South African operations produced 398,000oz at a total cash cost of $696/oz in the three months through
31 December 2011 compared with 394,000oz at a total cash cost of $757/oz the previous quarter. The marginal production increase over the previous quarter, which was affected by an industry-wide strike, was achieved despite extensive disruption from Section 54 safety stoppages which impacted the Vaal River operations in particular. The improvement in costs resulted from the higher production, normalisation of power tariffs following the higher-cost winter period, a higher by-product contribution and the weaker rand versus the dollar. At the West Wits Operations,
Mponeng’s production increased by 18% to 138,000oz on a normalised operating schedule, while total cash costs improved by 12% to $518/oz. At neighbouring TauTona, output rose 24% to 72,000oz and total cash costs declined by
24% to $692/oz. The previous quarter’s performance had been impacted by the strike, as well increased seismicity. At the Vaal River Operations, operational difficulties in high-grade areas at Great Noligwa contributed to a 20% drop in production to 20,000oz, compared with the third quarter. The increase in total cash costs, however, was contained at 2%, rising to $1,280/oz. Moab Khotsong’s costs rose 15% from the previous quarter to $825/oz following a 27% drop in gold production to 52,000oz given the increased number of safety stoppages imposed by the state mine inspector and also the increased complexity of the geology at the mine. Kopanang, which also suffered the safety-related stoppages, experienced a 15% decline in production. Total cash cost increase was contained at 9% to $766/oz, assisted by a favourable by-product contribution. The Surface Operations achieved a 16% increase in production to 37,000oz following fewer interruptions and higher grades. Unit cash costs improved by 19% to $714/oz, despite increased maintenance to operational infrastructure during the quarter. Uranium production was marginally down from the previous quarter to
316,000lbs.
The Continental Africa operations produced 419,000oz at a total cash cost of $799/oz in the fourth quarter of 2011, compared with 411,000z at a total cash cost of $739/oz the previous quarter. Geita delivered another strong quarter, though production was 3% lower at 144,000oz following repairs to the SAG Mill gearbox. This was, however, partially offset by a 12% increase in recovered grade. Total cash costs increased by 3% to $486/oz. At Obuasi, in Ghana, production was 4% higher at 81,000oz due to availability of higher-grade ore blocks and increased equipment availability underground. Total cash costs were 8% higher at $896/oz because of higher labour costs at the Ghana operations, year-
end obsolete consumable stock write-offs and increased use of engineering spares consumption in line with the preventative maintenance cycle. At Iduapriem, production increased by 4% to 50,000oz as a result of access to higher grade ore, which was in turn partly offset by a lower tonnage throughput following reduced plant availability. Total cash costs increased by 12% to $968/oz mainly due to the increased payroll costs and stock write-offs. At Siguiri, in Guinea, production was 11% higher at 62,000oz as tonnage throughput increased following efficiencies flowing from Project ONE and improved weather conditions. Total cash costs rose 10% to $1,047/oz after wage settlements during the period and adjustments to year-end stocks. At Morila, in Mali, higher recovered grades from stockpiles led to a 17% increase in production and a 6% improvement in costs. At Sadiola, lower grades caused a 10% decline in production to 28,000oz while total cash costs increased by 28% to $1,015/oz following the lower output and increased contractor rates. Higher grades and throughout, following improved plant availability on the back of Project ONE’s implementation, helped a 19%
rise in production at Navachab, in Namibia, to 19,000oz. Total cash costs improved 16% to $930/oz.
The Americas operations produced 234,000oz at a total cash cost of $612oz in the fourth quarter of 2011, compared with 238,000oz at a total cash cost of $524/oz the previous quarter. At AngloGold Ashanti Brasil Mineração, production declined by 10% to 91,000oz from the previous quarter at 101,000oz after a slight delay in commissioning of the pressure oxidation circuit, though this was partly offset by better-than-anticipated production from the Lamego unit.

Total cash costs rose 8% to $597/oz given general inflationary pressure, higher maintenance costs, and lower by-product credit. At Serra Grande, attributable production was 40% higher at 21,000oz given higher grades. Total cash costs decreased 32% to $626/oz following the higher output and a weaker Brazilian real against the dollar. Cerro Vanguardia´s gold production was marginally lower at 51,000oz due mainly to lower feed grade, though this was partially offset by higher treated tonnes. The increased feed and an improvement in recovered grade resulted in an 84% increase in silver production to 874,400oz. The impact on total cash costs, however, was muted given shipment schedules that straddled the quarter end. Total cash cost rose 95% to $577/oz given the resultant drop in contribution from silver by-product credits, as well as higher costs for catering and transportations contractors, consumption of spare parts and building maintenance. At Cripple Creek & Victor, gold production rose 3% from the previous quarter to 71,000oz as ore continued
to be placed on newer sections of the heap leach pad, closer to liner. Total cash cost increased by 15% to $643/oz mainly due to lower grades mined and placed on the pad.
In Australasia, production from Sunrise Dam recovered to 63,000oz at a total cash cost of $1,388/oz, compared with
50,000oz at $1,568/oz the previous quarter. Whilst the pit-wall failure from the first quarter continued to impact operations, open-pit mining recommenced with the completion of the ramp into the open-pit operating area. A total of
347m of underground capital development and 1,926m of operational development were completed during the quarter.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $525m (including joint ventures) during the quarter, of which $179m was spent on growth projects. Of the growth-related capital, $71m was spent in the Americas, $32m was spent in
Continental Africa, $27m in Australasia and $49m in South Africa.
Phase 2 of Moab Khotsong’s Zaaiplaats project, with a capital cost of $395m (real) was approved by the board as was the Below 120 CLR project at Mponeng, at a capital cost of $416m (real). These are low-risk, high return projects that extend the life of these two cornerstone mines in South Africa.
Significant progress continued at the Kibali joint venture in the Democratic Republic of Congo, a 19Moz mineral resource which will become the country’s largest gold mine. AngloGold Ashanti and Randgold Resources each own a
45% stake in Kibali while Sokimo, the state-owned gold company, owns the remainder. AngloGold Ashanti’s board is expected to receive the final feasibility document for approval in the coming months, though in the meantime funding will continue for critical path items and work in order to maintain the project timeline.
The first phase of Kibali’s development will cover relocation of local communities, construction of the metallurgical facility, one hydropower station and back-up thermal power facility, the tailings storage facility, open pit mining and all shared infrastructure, with initial production targeted from around the end of 2013. The second phase of the capital programme, which will run concurrently with Phase 1, is focused primarily on underground development and includes a twin decline and vertical shaft system as well as three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production targeted for the end of 2015.
During the fourth quarter, the project progressed in line with the project development schedule. The Relocation Action
Plan at the site continued with 250 families from the Chauffeur village, the first of 14 villages identified in the project plan, being resettled. At the end of December 2011, 499 houses had been built and construction of the Catholic Church complex commenced. The detailed design of the metallurgical process facility, all shared service facilities, the tailings storage facility and general mine infrastructure were finalised in the quarter. Detailed mine design continued and open-pit mining tenders were in adjudication. All major long-lead items, including the winder, mills, turbines and open-pit mining equipment were secured. Grade control drilling in the open-pit commenced and opening of the pit was scheduled for the end of the first quarter, 2012. Earth moving and civil engineering contract packages were put out to tender and a shortlist of contractors identified.
The optimised feasibility study for the Mongbwalu project, in which AngloGold Ashanti holds an 86.22% interest, is complete and will be presented to the joint venture board for approval next month. In the meantime, funding for critical-
path items has continued to maintain the schedule for first production in 2014. Progress continued at a good pace during the quarter, with upgrading of staff accommodation and construction of the Bunia-Mongbwalu road. The project,
AngloGold Ashanti’s beachhead in the highly prospective Kilo goldbelt of the north eastern DRC, comprises 18 exploitation tenements and spans roughly 5,500km2. Active green- and brownfield exploration continues in the area.
Córrego do Sítio, in Brazil, the most advanced of AngloGold Ashanti’s projects currently in development, continued its mine ramp-up phase according to an updated plan. Portal II, the second entrance to the underground mine, was connected to surface in December, while haulage from this ramp commenced in January. The autoclave circuit was also commissioned in January. The business process framework component of Project ONE was launched at the metallurgical plant in November and reached “stabilisation” phase during December in the heavy mechanized equipment maintenance division and mine operational areas. By year-end, the plant had treated 70,000t.

The Tropicana Gold Project in Australia (AngloGold Ashanti 70% and manager, Independence Group NL 30%)
remained on schedule to commence gold production in the December 2013 quarter. The 220km access road neared completion and earthworks for the plant site, internal access roads and the airstrip continued. Fabrication of the permanent village buildings commenced and the village installation contract was awarded. All key procurement packages have been issued. The concrete contract was awarded and tenders were called for the structural, mechanical and piping contract. Secondary statutory approvals are on track. The operating management team has been formed, with all key positions now in role. A new Mineral Resource estimate was completed for Tropicana with a 1.05Moz increase bringing the total resource to 6.41Moz (100% basis). The increase is attributable to drilling in the Havana Deeps area. The full details of the updated Mineral Resource estimate were provided in an announcement on 29 November 2011. Exploration drilling continued at Havana Deeps and in the area between Tropicana and Havana. A total of 948m RC and 10,317m diamond drilling was completed.
During the fourth quarter, an Australian dollar 600m revolving credit facility was obtained from a syndicate of banks to fund the requirements of the Tropicana project. This new facility will mature in December 2015.
EXPLORATION
Total exploration expenditure during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, was
$115m ($37m on brownfield, $43m on greenfield and $35m on pre-feasibility studies), compared with $96m the previous quarter ($35m on brownfield, $33m on greenfield and $28m on pre-feasibility studies). The following are highlights from the company’s exploration activities during the quarter. More detail on AngloGold Ashanti’s exploration programme can be found at
www.anglogoldashanti.com
.
At Geita, in Tanzania, 11,431m of drilling were completed during the quarter focusing on Mineral Resource infill drilling around the mining operations and more regional exploration to support an Ore Reserve growth strategy. Mineral Resource upgrade-drilling was carried out on the Nyankanga deposit at the Block 1, Block 2, Cut 7 and Cut 8 with reconnaissance drilling completed over Mzingama and Prospect 30. In Nyankanga Block 2, borehole NYDD0303 intersected 30.5m
@10.9g/t Au from 289m with the mineralisation hosted in a well silicified banded iron formation with abundant fine grained, disseminated pyrite and dolomite contained within the main shear. This intercept and others continue to prove the down dip continuity of gold mineralisation beyond the open-pit shell and indicate significant potential for underground mining.
Intensive geological and structural pit wall mapping was undertaken in Geita Hill Cut 1 during the quarter by the GGM- JCU research team. An IP survey was continued at Star & Comet covering a total distance of 19.65km. A ground magnetic survey was commenced within Kukuluma, Area 3 west and Matandani.
At Siguiri in Guinea, a total of 51,821m of drilling was completed. RC infill drilling focused on two main projects, with the aim of upgrading oxide Mineral Resources in Sokunu, Sokunu West and Kozan Central West. Results to date are encouraging.
The quarter saw the discovery, on a previously unexplored trend, of a potential oxide Mineral Resource situated 2km west of the processing plant. Drilling of the Silakoro prospect provided the following significant drilling results: SIAC045 7.07m @
3.79g/t Au from 13m; SKAC1834 12.6m @ 2.08g/t Au from 63m; SKAC1887 7.70m @ 4.48g/t Au from 10m; SIAC020
13.8m @ 5.64g/t AU from 29m.
The greenfields team continued its geochemical soil sampling programme in Guinea during the quarter in Blocks 2, 3 and 4.
Resource delineation and definition drilling commenced at Saraya during the quarter with 1,695m of reverse circulation drilling completed. Some of the pending assays from Saraya Main and Saraya South were received during the quarter.
Highlights include SARC288: 15m at 3.23g/t Au from 56m; SARC284: 8m at 3.69g/t Au from 14m (including 4m @ 6.67g/t
Au from 16m); SARC260: 7m @ 2.3g/t Au from 62m; SARCDD017: 9m @ 2.2g/t Au from 64m; SARC280: 4m @ 17.01g/t
Au from 66m); SARC262 19m @ 3.02g/t Au from 80m; SARC259: 9m @ 2.06g/t Au from 114m.
AC reconnaissance drilling commenced at Koun Koun South extensions (Block 3); 108 holes for 8,020m have been completed during the quarter (phase 3). Delineation diamond drilling continued at Koun Koun during the quarter; 5 holes totalling 1,429m were completed, assay results are pending. Assay results reported this quarter from phase 2 reconnaissance drilling have returned encouraging intersections in the saprolite and oxide zones, which include: KKRC029:
20m @ 1.14g/t Au from 9m; KKRC031: 18m @ 2.23g/t Au from 29m; KKRC035: 20m @ 1.43g/t Au from 29m; KKAC116:
16m @ 2.12g/t Au from 106m and; KKAC120: 27m @ 3.21g/t Au from 87m.
In the Democratic Republic of the Congo, regional exploration continued on the 5,487km
2
Kilo project. Greenfield
exploration activities continued on five projects Lodjo, Issuru, Dala, Alosi Camp 3 and Petsi. An IP survey was completed for
Camp 3 (Kilo Central) while diamond drilling continued at Pili Pili (Pluto North- Issuru). Trenching and soil sampling continued in Kilo Central and Kilo North.
At Obuasi in Ghana, Below 50 Level exploration drilling achieved 930m and surface exploration continued at the
Anyankyerim deposit with 3,329m drilled. Results to date are positive. A joint Obuasi-UWA-CET 3 year research project commenced during the quarter, with the primary deliverable an integrated 4D model for controls on geometry of mineralisation within the Obuasi system. The study is expected to enhance delineation of the Obuasi deeps Mineral
Resource, exploration strategies in the Ashanti belt and in the Birimian.

Greenfields exploration in the Middle East & North Africa region is being undertaken by the Thani Ashanti strategic Alliance.
Exploration during the fourth quarter involved diamond drilling at the Hutite and Anbat prospects, located on the Hodine licence in Egypt. Almost 6,000m of diamond drilling was completed at Hutite and Anbat during the quarter, however results were received from only three holes due to delays with sample processing.
In the United States, at Cripple Creek and Victor, a total of 11,085m were drilled. RC holes from the MLE-2 Programme continued to display significant ore grade gold mineralisation well below the 2011 WHEX & Grassy Valley Design Pit bottoms. For example, borehole GR-952, drilled at Grassy Valley, intersected 74.7m @ 11.0g/t Au from 38m. The results from this and other holes will help to deepen the current WHEX & Grassy Valley design pit bottoms.
At La Colosa, in Colombia, drilling progressed well with 12,886m drilled and thirty seven boreholes completed. Five rigs continued to operate during most of the quarter. Very significant intersections continued to be obtained on the edges of the previously defined system and are expected to add to the overall Mineral Resource. During the quarter the following significant intersections were obtained from the Northern end of the deposit, which continue to expand the northern extent of the mineralisation and provide further support to the COL138 intersection reported last quarter, COL148 202.4m @ 2.27g/t
Au from 236m; COL127 243.0m @ 1.2g/t Au from 78m; COL156 101.8m @ 1.3g/t Au from 240m; COL158 190.0m @
1.34g/t Au from 128m; COL164 104.0m @ 2.2g/t Au from 90m.
Greenfields exploration in the Americas focused on early stage exploration in Colombia, Canada, the United States, Brazil and Argentina. In Colombia, 249m of shallow drilling, and 886m of deep drilling were completed at the Quebradona joint venture to further define the nature and extent of shallow epithermal gold, and deeper porphyry copper-gold mineralisation, respectively. A 952 station soil survey programme was also completed. The tenement holding in Colombia by the end of the quarter stood at 15,442 km
2
.
At Sunrise Dam in Australia, near-mine exploration continued to focus on extensional targets beneath the deposit and the
Cosmo lode with some extensional drilling of the recently defined Vogue mineralisation. During the quarter 20,836m were drilled from 66 diamond drill holes from surface and underground positions. The Vogue mineralisation targets are geological complex domains that form as extensions of the Cosmo-Dolly system and show broad domains of low and high-grade gold mineralisation that extend for in excess of 400m in length and to depths greater than 900m vertical. Early indications are that a significant and broad mineralised domain exists with potential to significantly increase Mineral Resources at Sunrise
Dam. Recent intercepts that include a composite of gold mineralisation and waste (up to 25m), include: 53.0m @ 2.00g/t
Au; 118.2m @ 1.63g/t Au; 124.1m @ 1.54g/t Au; includes up to 25m of continuous waste to a cumulative total of 100m of waste, averaging >1g/t; 9.0m @ 8.25g/t; 7.2m @ 5.86g/t; 8.0m @ 8.8g/t; 32.7m @ 3.45g/t; 5.0m @ 6.78g/t; 34.7m @
2.44g/t; 6.6m @ 6.33g/t; 21.0m @ 3.93g/t; 16.8m @ 3.11g/t; includes up 5m of continuous waste to a cumulative total of
25m of waste, averaging >1g/t.
At Tropicana, a new Mineral Resource estimate was completed for Tropicana with a 1.05Moz increase bringing the total
Mineral Resource to 6.41Moz (100% basis). The increase is attributable to drilling in the Havana Deeps area. Exploration drilling continued at Havana Deeps and in the area between Tropicana and Havana. A total of 948m RC and 10,317m diamond drilling were completed.
Elsewhere in the Tropicana JV lease area, reconnaissance aircore drilling and RC/diamond drilling of a number of key prospects continued on the Tropicana JV tenements. At Iceberg, 35km south of the Tropicana Gold Mine, RC drilling completed during the previous quarter returned encouraging results including 2m @ 5.27g/t Au from 58m, 6m @ 1.37g/t Au from 64m and 4m @ 1.88g/t Au from 85m. Follow-up RC drilling is planned for 2012. At the Viking project (AngloGold
Ashanti 100%) aircore drilling was completed at several prospects and results are pending. Auger soil sampling continued
to generate targets for drill testing in 2012.
In the Solomon Islands, exploration activities continued at the Kele and Mase Joint Ventures, which are held by AngloGold
Ashanti (51%) and XDM Resources (49%). At the Mase JV Project, reconnaissance surface sampling continued with
586 samples collected in the Mase and Pundakona regions, including 407 soil, 124 stream and 55 rock chips. A number of significant stream, soil and some rock chip samples were returned from the Pundakona work, including a best rock chip sample of 17.3g/t Au. Further work is planned on these in early 2012. At the Kele JV Project, diamond drilling continued with
603m completed in three scout holes targeting porphyry-style mineralisation at the Konga prospect.
OUTLOOK
Group’s gold production for 2012 is estimated at between 4.3Moz to 4.4Moz. Total cash costs are estimated at between
$780-$805/oz at an average exchange rate of R7.40/$, BRL1.70/$, A$1.01/$ and AP4.43/$ and fuel at $110/barrel. Both production and total cash costs estimates will be reviewed quarterly, in the light of safety related stoppages currently being experienced in South Africa and any other unforeseen factors.
Gold production for the first quarter of 2012 is estimated at 1.03Moz. Total cash costs are estimated at between
$820/oz-$835/oz at an average exchange rate of R7.40/$, BRL1.70/$, A$1.01/$ and AP4.35/$ and fuel at $110/barrel.
Both estimates could see some downside risk in the light of safety related stoppages currently being experienced in
South Africa.

Review of the Gold Market
Gold price movement and investment markets
GOLD PRICE DATA
Fear of sovereign defaults once again dominated markets during the fourth quarter, although this wasn’t always reflected in the gold price. Despite the growing uncertainty over Europe’s ability to resolve its debt crisis, the gold price never traded close to the all-time high of $1,920/oz seen in the previous quarter. In the quarter under review gold appeared to trade as a risk asset – experiencing selling pressure in times of heightened turmoil and not trading like the safe haven asset it is generally seen as. Continued uncertainty over how Europe is likely to resolve its funding crisis caused the Euro to slip against the US dollar and the relative strength of the greenback hindered appreciation of the gold price. Despite these headwinds, the spot gold price still gained 11% over 2011 and averaged $1,572/oz for the year. This marks a 28%
appreciation over the average spot price of $1,227/oz in 2010 and marks the tenth consecutive year of price appreciation –
the longest bull-run in the gold price to date.
INVESTMENT DEMAND
Towards the end of the third quarter of 2011, large scale ETF liquidation saw sales of some 2.5Mozs of gold. However buying early in the fourth quarter reversed this trend and by the end of October combined holdings were back around
75Mozs, the holdings level prevailing before the sell-off. Despite the failure of the gold price to respond to the worsening crisis in Europe, ETF holdings grew over the course of the fourth quarter and this quarter was by far the most positive in terms of ETF growth in 2011, with 1.25Mozs being added. The two previous quarters showed negative growth or net redemptions. At year end, aggregate holdings for the major ETFs totalled almost 78Mozs, which represents a 7%
increase of 5.2Mozs for the year. This growth is negligible in comparison to the demand surges of the previous two years. That said, combined holdings of the ETFs remain significant. When compared to official sector holdings, combined
ETFs rank 6th behind the USA (267Mozs), Germany (109Mozs), IMF (91Mozs), Italy (79Mozs) and France (78Mozs).
COMEX positioning through the fourth quarter was relatively stable, with no extreme movements week on week.
Interestingly, the positioning at the end of 2011 had decreased by almost 10Mozs from its January starting point.
Investment demand in China was flat year on year at around 60t, but since the fourth quarter 2010 was considered a very strong quarter, performance of fourth quarter 2011 should be seen as likewise – especially when one considers that there was little investment activity in October as investors were skittish following the big gold price correction in
September. In India fourth quarter investment demand suffered on the back of price volatility and the negative impact of a weakening Rupee. The biggest market for bar and coin hoarding in 2011 was Europe and its appetite for physical gold investment products remained strong in the last quarter of the year. In 2011 United States coin demand was softer than in 2010 as panic over the economy eased somewhat.
OFFICIAL SECTOR
Central Bank off-take of 21t was reported in October, with Russia taking the bulk of that at 19.5t. This activity was countered somewhat by the sale of 4.7t by the Bundesbank as part of a commemorative coin minting programme. The emergence of the official sector as gold buyer has become an increasingly important factor in terms of global gold demand and GFMS estimates Official Sector demand in 2011 to be 430t – roughly 15% of world mine production for the year. With the appreciation of the gold price over recent years, the weighting of gold as a percentage of certain Eurozone banks’ reserves has arguably become significant and sits at over 70% of German, Italian and French reserves.
JEWELLERY SALES
In India the fourth quarter was the second consecutive quarter experiencing a decrease from 2010 levels of jewellery demand. High price volatility coupled with Rupee weakness against the dollar hit the jewellery market harder than it did investment demand. Since fabrication charges are levied on jewellery, investment products present better value to those feeling the Rupee price squeeze. Many players believe that the currency is undervalued and are holding off on making purchases until the Rupee strengthens. As a result inventories remain low. In China, the market for pure gold jewellery continued to grow in the fourth quarter, albeit at a modest rate of 2%. Consumer fears around inflation helped spur gold demand in both pure gold jewellery and investment products. Shares in some of China’s major jewellery retailers showed very strong growth in 2011, due in large part to the rising gold price and the value of pure gold jewellery as an investment vehicle. In the United States the first three quarters of 2011 delivered gold jewellery growth of 3% over the same period of 2010 and most retailers reported reasonably good holiday sales in the fourth quarter. In line with the trend experienced since 2010, high-end players continue to see the strongest growth in revenues, but the lower- and mid-end are starting to perform better thanks to easing credit terms and the efficient management of low inventories.

Mineral Resource and Ore Reserve
Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserve (JORC
Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting
of Exploration Results, Mineral Resource and Mineral Reserve (The SAMREC Code, 2007 edition). Mineral
Resource is inclusive of the Ore Reserve component unless otherwise stated.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and
Ore Reserve. This drive is based on an active, well-defined brownfields exploration programme, innovation in both geological modelling and mine planning and continual optimisation of its asset portfolio.
Mineral Resource
The total Mineral Resource increased from 220.0Moz in December 2010 to 230.9Moz in December 2011. A
gross annual increase of 16.8Moz occurred before depletion, while the net increase after allowing for depletion is 10.9Moz. Changes in economic assumptions from December 2010 to December 2011 resulted in an 11.2Moz increase to the Mineral Resource, whilst exploration and modelling resulted in an increase of
7.9Moz. The remaining decrease of 2.2Moz resulted from various other factors.
MINERAL RESOURCE
Moz
Mineral Resource as at 31 December 2010
220.0
Reductions
Great Noligwa Mineral Resource reduced due to increased costs (0.6)
Other Total of non-significant changes (1.8)
Additions
Tropicana Exploration success in the underground project 0.8
Gramalote Exploration success at Trinidad 0.9
Kopanang Grade increased as a result of exploration 1.1
Geita Combined effect of price and estimation 1.3
Iduapriem Increase in Mineral Resource price 1.3
Obuasi Increase in Mineral Resource price 2.3
La Colosa Exploration success 3.8
Other Total of non-significant changes 1.7
Mineral Resource as at 31 December 2011
230.9
Rounding of numbers may result in computational discrepancies.
Mineral Resources have been estimated at a gold price of US$1,600/oz (2010: US$1,100/oz).

ORE RESERVE

The AngloGold Ashanti Ore Reserve increased from 71.2Moz in December 2010 to 75.6Moz in December
2011. A gross annual increase of 9.6Moz occurred before depletion of 5.2Moz. The increase net of depletion was therefore of 4.4Moz. Changes in economic assumptions from 2010 to 2011 resulted in an increase of
4.4Moz to the Ore Reserve, while exploration and modelling resulted in a further increase of 5.0Moz. The remaining increase of 0.2Moz resulted from various other factors.
ORE RESERVE
Moz
Ore Reserve as at 31 December 2010
71.2
Reductions
Moab Khotsong Depletion and minor model revision (0.5)
Other Total non-significant changes (1.1)
Additions
Geita Improved Ore Reserve price 0.5
Cripple Creek & Victor Mine life extension added to Ore Reserve 0.5
Vaal River Surface
Technical studies showed the economic extraction of
gold and uranium from the tailings is economic
3.2
Other Total non-significant changes 1.7
Ore Reserve as at 31 December 2011
75.6
Rounding of numbers may result in computational discrepancies.
Ore reserves have been calculated using a gold price of US$1,100/oz (2010: US$850/oz).
By-products

Several by-products are recovered as a result of the processing of gold Ore Reserves. In 2011, these include 57,299t of uranium oxide from the South African operations, 408,348t of sulphur from Brazil and
46.9Moz of silver from Argentina.

Competent persons

The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of
Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and
Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve
Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA,
FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold
Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold
Ashanti website (www.anglogoldashanti.com).

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
as at 31 December 2011
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Measured 25.98 15.76
409.39                13.16
Indicated 799.63 2.57 2,056.44 66.12
Inferred 38.30 14.91 570.81 18.35
Total
863.91
3.52
3,036.65
97.63
Democratic Republic of the Congo
Measured - - - -
Indicated 62.41 3.66 228.64 7.35
Inferred 33.16 2.90 96.07 3.09
Total
95.57
3.40
324.71
10.44
Ghana
Measured 89.38 4.64
414.35                 13.32
Indicated 97.81 3.42 334.74 10.76
Inferred 136.83 3.26 446.65 14.36
Total
324.04
3.69
1,195.74
38.44
Guinea
Measured 37.19 0.62
22.96                  0.74
Indicated 116.48 0.73 85.09 2.74
Inferred 67.18 0.79 53.17 1.71
Total
220.85
0.73
161.22
5.18
Mali
Measured 12.65 1.31
16.57                   0.53
Indicated 62.66 1.57 98.24 3.16
Inferred 36.58 1.04 37.96 1.22
Total
111.89
1.37
152.77
4.91
Namibia
Measured 18.35 0.71
13.10                   0.42
Indicated 99.78 1.22 122.04 3.92
Inferred 16.41 1.15 18.88 0.61
Total
134.54
1.14
154.01
4.95
Tanzania
Measured - - - -
Indicated 106.42 2.74 291.44 9.37
Inferred 33.55 2.97 99.50 3.20
Total
139.96
2.79
309.94
12.57
Australia
Measured 35.13 1.71
60.01                   1.93
Indicated 50.11 2.56 128.48 4.13
Inferred 11.05 3.92 43.28 1.39
Total
96.29
2.41
231.77
7.45
Argentina
Measured 11.98 1.61
19.30                   0.62
Indicated 26.09 3.40 88.76 2.85
Inferred 9.14 3.17 29.01 0.93
Total
47.22
2.90
137.08
4.41
Brazil
Measured 10.53 6.31
66.44                   2.14
Indicated 16.41 5.74 94.23 3.03
Inferred 36.93 6.30 232.73 7.48
Total
63.88
6.16
393.40
12.65
Colombia
Measured 15.56 0.85
13.24                   0.43
Indicated 33.97 0.79 26.98 0.87
Inferred 564.78 0.93 527.63 16.96
Total
614.31
0.92
567.85
18.26
United States of America
Measured 280.58 0.78
217.65                   7.00
Indicated 227.03 0.68 155.09 4.99
Inferred 96.04 0.65 62.16 2.00
Total
603.65
0.72
434.90
13.98
Total
Measured 537.33 2.33
1,253.01                 40.29
Indicated 1,698.79 2.18 3,710.18 119.29
Inferred 1,079.98 2.05 2,217.85 71.31
Total
3,316.10
2.17
7,181.04
230.88
Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
as at 31 December 2011
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Measured 15.36 16.99
261.03                  8.39
Indicated 230.15 4.01 923.55 29.69
Inferred 16.98 21.15 358.97 11.54
Total
262.49
5.88
1,543.56
49.63
Democratic Republic of the Congo
Measured - - - -
Indicated 28.97 3.04 87.97 2.83
Inferred 33.16 2.90 96.07 3.09
Total
62.13
2.96
184.03
5.92
Ghana
Measured 20.74 5.15
106.80                  3.43
Indicated 64.26 3.63 233.54 7.51
Inferred 136.67 3.27 446.64 14.36
Total
221.66
3.55
786.98
25.30
Guinea
Measured 0.83 0.54
0.45                  0.01
Indicated 41.37 0.74 30.64 0.99
Inferred 67.18 0.79 53.17 1.71
Total
109.39
0.77
84.26
2.71
Mali
Measured 4.73 0.86
4.09                  0.13
Indicated 31.26 1.26 39.43 1.27
Inferred 36.58 1.04 37.96 1.22
Total
72.57
1.12
81.48
2.62
Namibia
Measured 7.57 0.53
4.01                  0.13
Indicated 53.86 1.06 56.88 1.83
Inferred 16.41 1.15 18.88 0.61
Total
77.85
1.02
79.77
2.56
Tanzania
Measured - - - -
Indicated 50.59 2.84 143.72 4.62
Inferred 33.55 2.97 99.50 3.20
Total
84.14
2.89
243.22
7.82
Australia
Measured 2.27 0.58
1.32                  0.04
Indicated 18.02 2.78 50.18 1.61
Inferred 10.72 3.99 42.78 1.38
Total
31.02
3.04
94.28
3.03
Argentina
Measured 2.80 2.08
5.81                  0.19
Indicated 22.22 2.13 47.28 1.52
Inferred 9.14 3.17 29.01 0.93
Total
34.16
2.40
82.11
2.64
Brazil
Measured 2.86 7.39
21.13                   0.68
Indicated 7.02 6.53 45.82 1.47
Inferred 35.80 6.37 228.05 7.33
Total
45.67
6.46
295.00
9.48
Colombia
Measured 15.56 0.85
13.24                   0.43
Indicated 33.97 0.79 26.98 0.87
Inferred 564.78 0.93 527.63 16.96
Total
614.31
0.92
567.85
18.26
United States of America
Measured 119.80 0.71
85.17                  2.74
Indicated 140.43 0.66 93.03 2.99
Inferred 82.15 0.66 54.08 1.74
Total
342.39
0.68
232.28
7.47
Total
Measured 192.52 2.61
503.06                16.17
Indicated 722.13 2.46 1,779.02 57.20
Inferred 1,043.12 1.91 1,992.74 64.07
Total
1,957.76
2.18
4,274.82
137.44
Rounding of figures may result in computational discrepancies.

ORE RESERVE BY COUNTRY (ATTRIBUTABLE)
as at 31 December 2011
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Proved 11.89 8.85
105.17                  3.38
Probable 573.65 1.57 903.41 29.05
Total
585.54
1.72
1,008.58
32.43
Democratic Republic of the Congo
Proved - - - -
Probable 33.44 4.21 140.69 4.52
Total
33.44
4.21
140.69
4.52
Ghana
Proved 42.73 3.08
131.77                   4.24
Probable 53.94 4.43 239.06 7.69
Total
96.67
3.84
370.83
11.92
Guinea
Proved 35.72 0.61
21.90                  0.70
Probable 72.18 0.69 42.97 1.61
Total
107.90
0.67
71.87
2.31
Mali
Proved 5.20 1.91
9.93                  0.32
Probable 43.13 1.56 67.20 2.16
Total
48.33
1.60
77.13
2.48
Namibia
Proved 6.31 1.09
6.88                  0.22
Probable 44.18 1.29 56.88 1.83
Total
50.49
1.26
63.76
2.05
Tanzania
Proved - - - -
Probable 55.81 2.64 147.11 4.73
Total
55.81
2.64
147.11
4.73
Australia
Proved 32.86 1.79
58.69                   1.89
Probable 23.98 2.55 73.95 2.38
Total
61.84
2.14
132.64
4.26
Argentina
Proved 10.56 1.35
14.30                   0.46
Probable 12.85 4.25 54.64 1.76
Total
23.41
2.95
68.94
2.22
Brazil
Proved 7.01 5.51
38.65                   1.24
Probable 7.84 4.68 36.65 1.18
Total
14.85
5.07
75.30
2.42
United States of America
Proved 160.78 0.82
132.48                   4.26
Probable 86.60 0.72 62.06 2.00
Total
247.38
0.79
194.54
6.25
Total
Proved 313.07 1.66
519.78                 16.71
Probable 1,012.60 1.81 1,831.63 58.89
Total
1,325.67
1.77
2,351.40
75.60
Rounding of figures may result in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2011
2011
2010
2011
2010
SA Rand million
Notes
Unaudited Reviewed Unaudited Reviewed Audited
Revenue
2
15,034
13,428 11,095 50,411 40,135
Gold income
14,385
12,850 10,614 47,849 38,833
Cost of sales 3
(8,883)
(6,980) (7,016) (28,745) (25,833)
Loss on non-hedge derivatives and other
commodity contracts
4
(2)
(5) (529) (9) (5,136)
Gross profit
5,500
5,865 3,069 19,095 7,864
Corporate administration, marketing and other
expenses
(623)
(488) (518) (2,025) (1,589)
Exploration costs
(672)
(541) (338) (2,039) (1,446)
Other operating income (expenses)
5
38
(84) (27) (187) (149)
Special items
6
1,191
(97) (208) 1,302 (894)
Operating profit
5,434
4,655 1,978 16,146 3,786
Interest received
185
75 119 388 311
Exchange (loss) gain
(76)
123 93 18 18
Fair value adjustment on option component of
convertible bonds
(113)
88 (280) 563 39
Finance costs and unwinding of obligations
7
(389)
(345) (357) (1,417) (1,203)
Fair value adjustment on mandatory convertible
bonds
84
66 (222) 731 (382)
Share of equity accounted investments' profit
137
175 63 532 467
Profit before taxation
5,262
4,837 1,394 16,961 3,036
Taxation
8
(1,996)
(1,465) (878) (5,337) (2,018)
Profit for the period
3,266
3,372 516 11,624 1,018
Allocated as follows:
Equity shareholders
3,124
3,304 404 11,282 637
Non-controlling interests
142
68 112 342 381
3,266
3,372 516 11,624 1,018
Basic earnings per ordinary share (cents)
1
809
855 105 2,923 171
Diluted earnings per ordinary share (cents)
2
768
788 105 2,533 171
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.
The unaudited financial statements for the quarter and year on ended 31 December 2011 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. The financial statements for the year ended on 31 December 2011 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their review report is available for inspection at the company's head office.

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2011
2011
2010
2011
2010
US Dollar million
Notes
Unaudited Reviewed Unaudited Reviewed Audited
Revenue
2
1,859
1,873 1,613 6,925 5,514
Gold income
1,779
1,793 1,543 6,570 5,334
Cost of sales 3
(1,097)
(977) (1,021) (3,946) (3,550)
Loss on non-hedge derivatives and other
commodity contracts
4
-
(1) (77) (1) (702)
Gross profit
682
815 445 2,623 1,082
Corporate administration, marketing and other
expenses
(77)
(67) (76) (278) (220)
Exploration costs
(83)
(76) (49) (279) (198)
Other operating income (expenses)
5
4
(11) (4) (27) (20)
Special items
6
146
(13) (31) 163 (126)
Operating profit
672
648 285 2,202 518
Interest received
23
10 17 52 43
Exchange (loss) gain
(10)
15 14 2 3
Fair value adjustment on option component of
convertible bonds
(15)
11 (41) 84 (1)
Finance costs and unwinding of obligations
7
(48)
(48) (52) (196) (166)
Fair value adjustment on mandatory convertible
bonds
9
9 (33) 104 (55)
Share of equity accounted investments' profit
17
24 9 73 63
Profit before taxation
648
669 199 2,321 405
Taxation
8
(246)
(204) (127) (723) (276)
Profit for the period
402
465 72 1,598 129
Allocated as follows:
Equity shareholders
385
456 56 1,552 76
Non-controlling interests
17
9 16 46 53
402
465 72 1,598 129
Basic earnings per ordinary share (cents)
1
100
118 15 402 20
Diluted earnings per ordinary share (cents)
2
95
109 14 346 20
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2011
2011
2010
2011
2010
SA Rand million
Unaudited Reviewed Unaudited Reviewed Audited
Profit for the period
3,266
3,372 516 11,624 1,018
Exchange differences on translation of foreign
operations
41
3,754 (759) 4,292 (1,766)
Share of equity accounted investments' other
comprehensive (expense) income
(1)
- 1 (6) (1)
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- - - 279
Realised gain on hedges of capital items
1
- 1 3 3
Deferred taxation thereon
-
- - (1) (99)
1
- 1 2 183
Net (loss) gain on available-for-sale financial
assets
(71)
(319) 369 (590) 511
Release on disposal and impairment of
available-for-sale financial assets
20
126 (265) 162 (306)
Deferred taxation thereon
24
(82) - (58) 13
(27)
(275) 104 (486) 218
Actuarial loss recognised
(323)
- (175) (323) (175)
Deferred taxation thereon
117
- 47 117 47
(206)
- (128) (206) (128)
Other comprehensive (expense) income
for the period net of tax
(192)
3,479 (781) 3,596 (1,494)
Total comprehensive income (expense)
for the period net of tax
3,074
6,851 (265) 15,220 (476)
Allocated as follows:
Equity shareholders
2,932
6,783 (377) 14,878 (857)
Non-controlling interests
142
68 112 342 381
3,074
6,851 (265) 15,220 (476)
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2011
2011
2010
2011
2010
US Dollar million
Unaudited Reviewed Unaudited Reviewed Audited
Profit for the period
402
465 72 1,598 129
Exchange differences on translation of foreign
operations
47
(389) 123 (365) 213
Share of equity accounted investments' other
comprehensive (expense) income
-
- - (1) -
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- - - 38
Realised gain on hedges of capital items
-
- - - -
Deferred taxation thereon
-
- - - (13)
-
- - - 25
Net (loss) gain on available-for-sale financial
assets
(10)
(42) 51 (81) 70
Release on disposal and impairment of
available-for-sale financial assets
3
17 (36) 22 (42)
Deferred taxation thereon
3
(11) - (8) 2
(4)
(36) 15 (67) 30
Actuarial loss recognised
(39)
- (24) (39) (24)
Deferred taxation thereon
14
- 6 14 6
(25)
- (18) (25) (18)
Other comprehensive income (expense)
for the period net of tax
18
(425) 120 (458) 250
Total comprehensive income
for the period net of tax
420
40 192 1,140 379
Allocated as follows:
Equity shareholders
403
31 176 1,094 326
Non-controlling interests
17
9 16 46 53
420
40 192 1,140 379
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
December
September
December
2011
2011
2010
SA Rand million
Note
Reviewed Reviewed Audited
ASSETS
Non-current assets
Tangible assets
52,462
48,991 40,600
Intangible assets
1,686
1,547 1,277
Investments in associates and equity accounted joint ventures
5,647
5,613 4,087
Other investments
1,497
1,563 1,555
Inventories
3,295
3,304 2,268
Trade and other receivables
611
942 1,000
Deferred taxation
632
557 131
Cash restricted for use
186
179 214
Other non-current assets
73
76 59
66,089
62,772 51,191
Current assets
Inventories
8,552
7,778 5,848
Trade and other receivables
2,823
2,257 1,625
Derivatives
-
- 6
Current portion of other non-current assets
-
10 4
Cash restricted for use
278
304 69
Cash and cash equivalents
8,944
8,717 3,776
20,597
19,066 11,328
Non-current assets held for sale
172
12 110
20,769
19,078 11,438
TOTAL ASSETS
86,858
81,850 62,629
EQUITY AND LIABILITIES
Share capital and premium 11
46,122
45,903 45,678
Retained earnings and other reserves
(5,690)
(8,243) (19,470)
Non-controlling interests
1,106
1,086 815
Total equity
41,538
38,746 27,023
Non-current liabilities
Borrowings
19,750
19,778 16,877
Environmental rehabilitation and other provisions
6,288
4,845 3,873
Provision for pension and post-retirement benefits
1,565
1,326 1,258
Trade, other payables and deferred income
116
133 110
Derivatives
751
636 1,158
Deferred taxation
9,315
8,519 5,910
37,785
35,237 29,186
Current liabilities
Current portion of borrowings
256
382 886
Trade, other payables and deferred income
6,034
5,769 4,630
Taxation
1,245
1,716 882
7,535
7,867 6,398
Non-current liabilities held for sale
-
- 22
7,535
7,867 6,420
Total liabilities
45,320
43,104 35,606
TOTAL EQUITY AND LIABILITIES
86,858
81,850 62,629
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
December
September
December
2011
2011
2010
US Dollar million
Note
Reviewed Reviewed Audited
ASSETS
Non-current assets
Tangible assets
6,525
6,042 6,180
Intangible assets
210
191 194
Investments in associates and equity accounted joint ventures
702
692 622
Other investments
186
193 237
Inventories
410
407 345
Trade and other receivables
76
116 152
Deferred taxation
79
69 20
Cash restricted for use
23
22 33
Other non-current assets
9
9 9
8,220
7,741 7,792
Current assets
Inventories
1,064
959 890
Trade and other receivables
350
279 247
Derivatives
-
- 1
Current portion of other non-current assets
-
1 1
Cash restricted for use
35
38 10
Cash and cash equivalents
1,112
1,075 575
2,561
2,352 1,724
Non-current assets held for sale
21
1 16
2,582
2,353 1,740
TOTAL ASSETS
10,802
10,094 9,532
EQUITY AND LIABILITIES
Share capital and premium 11
6,689
6,660 6,627
Retained earnings and other reserves
(1,660)
(2,015) (2,638)
Non-controlling interests
137
133 124
Total equity
5,166
4,778 4,113
Non-current liabilities
Borrowings
2,456
2,439 2,569
Environmental rehabilitation and other provisions
782
597 589
Provision for pension and post-retirement benefits
195
164 191
Trade, other payables and deferred income
14
16 17
Derivatives
93
78 176
Deferred taxation
1,158
1,051 900
4,698
4,345 4,442
Current liabilities
Current portion of borrowings
32
47 135
Trade, other payables and deferred income
751
712 705
Taxation
155
212 134
938
971 974
Non-current liabilities held for sale
-
- 3
938
971 977
Total liabilities
5,636
5,316 5,419
TOTAL EQUITY AND LIABILITIES
10,802
10,094 9,532
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2011
2011
2010
2011
2010
SA Rand million
Unaudited Reviewed Unaudited Reviewed Audited
Cash flows from operating activities
Receipts from customers
14,789
13,336 10,955 49,375 39,717
Payments to suppliers and employees
(8,163)
(6,753) (5,944) (27,798) (26,682)
Cash generated from operations
6,626
6,583 5,011 21,577 13,035
Dividends received from equity accounted investments
270
333 218 899 939
Taxation refund
13
8 - 670 -
Taxation paid
(1,724)
(427) (153) (3,559) (1,371)
Cash utilised for hedge buy-back costs
-
- (7,312) - (18,333)
Net cash inflow (outflow) from operating activities
5,185
6,497 (2,236) 19,587 (5,730)
Cash flows from investing activities
Capital expenditure
(3,679)
(2,739) (2,470) (10,238) (7,108)
Proceeds from disposal of tangible assets
61
26 12 144 500
Other investments acquired
(99)
(515) (152) (1,038) (832)
Proceeds from disposal of investments
96
266 578 652 1,039
Investment in associates and equity accounted joint ventures
(284)
(222) (100) (844) (319)
Proceeds from disposal of associate
-
- - - 4
Loans advanced to associates and equity accounted joint ventures
(95)
(78) - (189) (22)
Proceeds from disposal of subsidiary
-
- - 62 -
Cash in subsidiary disposed
-
- - (77) -
Expenditure on intangible assets
(80)
(49) - (128) -
Decrease (increase) in cash restricted for use
33
(65) 8 (124) 182
Interest received
79
79 59 280 232
Loans advanced
-
- (8) - (41)
Repayment of loans advanced
7
16 2 27 3
Net cash outflow from investing activities
(3,961)
(3,281) (2,071) (11,473) (6,362)
Cash flows from financing activities
Proceeds from issue of share capital
48
16 31 70 5,656
Share issue expenses
(2)
- (31) (4) (144)
Proceeds from borrowings
20
681 1,880 741 16,666
Repayment of borrowings
(74)
(792) (2,400) (1,967) (12,326)
Finance costs paid
(444)
(105) (398) (1,057) (821)
Mandatory convertible bond transaction costs
-
- (30) - (184)
Dividends paid
(540)
(368) (139) (1,286) (846)
Net cash (outflow) inflow from financing activities
(992)
(568) (1,087) (3,503) 8,001
Net increase (decrease) in cash and cash equivalents
232
2,648 (5,394) 4,611 (4,091)
Translation
(5)
413 (70) 484 (236)
Cash and cash equivalents at beginning of period
8,717
5,656 9,313 3,849 8,176
Cash and cash equivalents at end of period
(1)
8,944
8,717 3,849 8,944 3,849
Cash generated from operations
Profit before taxation
5,262
4,837 1,394 16,961 3,036
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
2
5 499 9 2,946
Amortisation of tangible assets
1,640
1,374 1,341 5,582 5,022
Finance costs and unwinding of obligations
389
345 357 1,417 1,203
Environmental, rehabilitation and other expenditure
1,159
(38) 470 1,358 535
Special items
(1,121)
174 279 (808) 1,076
Amortisation of intangible assets
5
4 7 17 18
Deferred stripping
(58)
- 156 122 921
Fair value adjustment on option component of convertible bonds
113
(88) 280 (563) (39)
Fair value adjustment on mandatory convertible bonds
(84)
(66) 222 (731) 382
Interest received
(185)
(75) (119) (388) (311)
Share of equity accounted investments' profit
(137)
(175) (63) (532) (467)
Other non-cash movements
38
(38) 133 138 250
Movements in working capital
(397)
324 55 (1,005) (1,537)
6,626
6,583 5,011 21,577 13,035
Movements in working capital
Increase in inventories
(813)
(1,960) (101) (3,714) (667)
Decrease (increase) in trade and other receivables
81
196 (200) (311) (781)
Increase (decrease) in trade and other payables
335
2,088 356 3,020 (89)
(397)
324 55 (1,005) (1,537)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of R73m.

Group
statement of cash flows
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2011
2011
2010
2011
2010
US Dollar million
Unaudited Reviewed Unaudited Reviewed Audited
Cash flows from operating activities
Receipts from customers
1,828
1,875 1,589 6,796 5,448
Payments to suppliers and employees
(1,009)
(988) (925) (3,873) (3,734)
Cash generated from operations
819
887 664 2,923 1,714
Dividends received from equity accounted investments
34
34 39 111 143
Taxation refund
2
1 - 98 -
Taxation paid
(211)
(59) (24) (477) (188)
Cash utilised for hedge buy-back costs
-
- (1,061) - (2,611)
Net cash inflow (outflow) from operating activities
644
863 (382) 2,655 (942)
Cash flows from investing activities
Capital expenditure
(455)
(382) (350) (1,393) (973)
Proceeds from disposal of tangible assets
7
4 2 19 69
Other investments acquired
(12)
(74) (23) (147) (114)
Proceeds from disposal of investments
12
37 80 91 142
Investment in associates and equity accounted joint ventures
(34)
(31) (15) (115) (44)
Proceeds from disposal of associate
-
- - - 1
Loans advanced to associates and equity accounted joint ventures
(12)
(10) - (25) (3)
Proceeds from disposal of subsidiary
-
- - 9 -
Cash in subsidiary disposed
-
- - (11) -
Expenditure on intangible assets
(10)
(6) - (16) -
Decrease (increase) in cash restricted for use
3
(9) 2 (19) 25
Interest received
10
11 8 39 32
Loans advanced
-
- (1) - (6)
Repayment of loans advanced
1
2 - 4 -
Net cash outflow from investing activities
(490)
(458) (297) (1,564) (871)
Cash flows from financing activities
Proceeds from issue of share capital
6
2 4 10 798
Share issue expenses
-
- (4) (1) (20)
Proceeds from borrowings
3
101 276 109 2,316
Repayment of borrowings
(9)
(104) (324) (268) (1,642)
Finance costs paid
(55)
(14) (58) (144) (115)
Mandatory convertible bond transaction costs
-
- (4) - (26)
Dividends paid
(66)
(50) (20) (169) (117)
Net cash (outflow) inflow from financing activities
(121)
(65)
(130) (463) 1,194
Net increase (decrease) in cash and cash equivalents
33
340 (809) 628 (619)
Translation
4
(104) 57 (102) 105
Cash and cash equivalents at beginning of period
1,075
839 1,338 586 1,100
Cash and cash equivalents at end of period
(1)
1,112
1,075 586 1,112 586
Cash generated from operations
Profit before taxation
648
669 199 2,321 405
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
-
1 72 1 408
Amortisation of tangible assets
203
192 195 768 690
Finance costs and unwinding of obligations
48
48 52 196 166
Environmental, rehabilitation and other expenditure
142
(6) 69 171 78
Special items
(137)
23 42 (93) 152
Amortisation of intangible assets
1
1 1 2 2
Deferred stripping
(7)
(1) 23 19 125
Fair value adjustment on option component of convertible bonds
15
(11) 41 (84) 1
Fair value adjustment on mandatory convertible bonds
(9)
(9) 33 (104) 55
Interest received
(23)
(10) (17) (52) (43)
Share of equity accounted investments' profit
(17)
(24) (9) (73) (63)
Other non-cash movements
4
(4) 19 21 37
Movements in working capital
(49)
18 (56) (170) (299)
819
887 664 2,923 1,714
Movements in working capital
Increase in inventories
(112)
(15) (85) (236) (236)
Decrease (increase) in trade and other receivables
8
73 (46) - (142)
Increase (decrease) in trade and other payables
55
(40) 75 66 79
(49)
18 (56) (170) (299)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-
current assets held for sale of $11m.

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
flow
for
Actuarial
currency
Non-
and
capital
Retained
hedge
sale
(losses)   translation
controlling
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2009
39,834
1,194 (25,739) (174) 414 (285) 6,314 21,558 966 22,524
Profit for the period 637 637 381 1,018
Other comprehensive (expense) income (1) 183 218 (128) (1,766) (1,494) (1,494)
Total comprehensive (expense) income
-                   (1)              637                  183                218                (128)           (1,766)             (857)                  381             (476)
Shares issued
5,988
5,988 5,988
Share issue expenses (144) (144) (144)
Share-based payment for share awards
net of exercised
92 92 92
Dividends paid (492) (492) (492)
Dividends of subsidiaries
(469) (469)
Transfers to other reserves
25               (25)
- -
Translation
(35)               157                        1
(64) 4 63 (63) -
Balance at 31 December 2010
45,678
1,275
(25,437)
(15)
568
(409)
4,548
26,208
815
27,023
Balance at 31 December 2010
45,678
1,275
(25,437)
(15)
568
(409)
4,548
26,208
815
27,023
Profit for the period
11,282
11,282
342
11,624
Other comprehensive (expense) income
(6)
2
(486)
(206)
4,292
3,596
3,596
Total comprehensive (expense) income
-                     (6)         11,282                      2               (486)              (206)            4,292            14,878                 342            15,220
Shares issued
448
448
448
Share issue expenses
(4)
(4)
(4)
Share-based payment for share awards
net of exercised
51
51
51
Dividends paid
(996)
(996)
(996)
Dividends of subsidiaries
-
(204)
(204)
Translation
55
(263)
(2)
65
(8)
(153)
153
-
Balance at 31 December 2011
46,122
1,375
(15,414)
(15)
147
(623)
8,840
40,432
1,106
41,538
US Dollar million
Balance at 31 December 2009 5,805 161 (2,744) (23) 56 (38) (317) 2,900 130 3,030
Profit for the period 76 76 53 129
Other comprehensive income (expense) 25 30 (18) 213 250 250
Total comprehensive income (expense)
-                      -                    76                  25                   30                  (18)               213                326                    53                379
Shares issued
842
842 842
Share issue expenses
(20)
(20) (20)
Share-based payment for share awards
net of exercised
13 13 13
Dividends paid (67) (67) (67)
Dividends of subsidiaries - (64) (64)
Transfers to other reserves
3                     (3)
- -
Translation
17                 (15)                    (1)
(6) (5) 5 -
Balance at 31 December 2010
6,627
194
(2,750)
(2)
86
(62)
(104)
3,989
124
4,113
Balance at 31 December 2010
6,627
194
(2,750)
(2)
86
(62)
(104)
3,989
124
4,113
Profit for the period
1,552
1,552
46
1,598
Other comprehensive expense
(1)
(67)
(25)
(365)
(458)
(458)
Total comprehensive (expense) income
-                       (1)            1,552                      -                 (67)                (25)             (365)              1,094                  46              1,140
Shares issued
63
63
63
Share issue expenses
(1)
(1)
(1)
Share-based payment for share awards
net of exercised
9
9
9
Dividends paid
(131)
(131)
(131)
Dividends of subsidiaries
-
(27)
(27)
Translation
(31)
29
(1)
9
6
(6)
-
Balance at 31 December 2011
6,689
171
(1,300)
(2)
18
(78)
(469)
5,029
137
5,166
Rounding of figures may result in computational discrepancies.
Equity holders of the parent

Segmental reporting
for the quarter and year ended 31 December 2011
Year
Year
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Gold income
South Africa
5,429
4,839 4,499 18,610 16,056
672
675 654 2,560 2,207
Continental Africa
5,845
4,919 3,654 18,486 13,604
722
683 532 2,530 1,868
Australasia
837
658 988 2,797 3,391
103
93 143 385 466
Americas
3,167
3,195 2,073 10,816 8,202
392
448 301 1,487 1,124
15,278
13,610 11,214 50,709 41,253
1,889
1,899 1,630 6,962 5,665
Equity accounted investments
included above
(893)
(760) (600) (2,860) (2,420)
(110)
(106) (87) (392) (331)
14,385
12,850 10,614 47,849 38,833
1,779
1,793 1,543 6,570 5,334
Year
Year
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Gross profit (loss)
South Africa
2,586
2,092 (345) 7,934 3,180
320
290 (50) 1,083 429
Continental Africa
1,661
2,346 4,412 6,797 4,219
207
325 640 938 604
Australasia
(69)
- (513) (103) (1,452)
(9)
- (75) (13) (206)
Americas
1,502
1,795 (317) 5,407 2,664
186
252 (46) 744 357
Corporate and other
125
(23) 13 202 171
16
(4) 2 28 23
5,805
6,210 3,250 20,237 8,782
720
863 471 2,780 1,207
Equity accounted investments
included above
(305)
(345) (180) (1,142) (918)
(38)
(48) (26) (157) (125)
5,500
5,865 3,069 19,095 7,864
682
815 445 2,623 1,082
Year
Year
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Adjusted gross profit (loss)
excluding hedge buy-back
costs
(1)
South Africa
2,586
2,092 1,652 7,934 4,580
320
290 239 1,083 634
Continental Africa
1,661
2,347 971 6,796 3,314
207
325 141 938 455
Australasia
(69)
- 279 (103) 217
(9)
- 41 (13) 33
Americas
1,504
1,799 863 5,418 3,563
186
253 125 745 487
Corporate and other
125
(23) 13 201 171
16
(4) 2 28 23
5,807
6,215 3,778 20,246 11,845
720
864 548 2,781 1,632
Equity accounted investments
included above
(305)
(345) (180) (1,142) (918)
(38)
(48) (26) (157) (125)
5,502
5,870 3,598 19,104 10,927
682
816 522 2,624 1,507
(1)
Refer to note B "Non-GAAP disclosure" for definition.
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). Individual members of the Executive
Management team are responsible for geographic regions of the business.
Quarter ended
Quarter ended
Quarter ended
Quarter ended
Quarter ended
SA Rand million US Dollar million
SA Rand million US Dollar million
Quarter ended
SA Rand million US Dollar million

Segmental reporting (continued)
Year
Year
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Unaudited Audited
Gold production
South Africa
12,365
12,243
14,801
50,489
55,528
398
394
476
1,624
1,785
Continental Africa
13,023
12,769
11,623
48,819
46,390
419
411
374
1,570
1,492
Australasia
1,968
1,558
3,175
7,658
12,313
63
50
102
246
396
Americas
7,294
7,401
6,105
27,733
26,187
234
238
196
891
842
34,650
33,970
35,703
134,699
140,418
1,114
1,092
1,148
4,331
4,515
Year
Year
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Audited Unaudited Unaudited Unaudited Unaudited Audited
Capital expenditure
South Africa
1,466
1,004
1,009
3,919
3,096
181
140
144
532
424
Continental Africa
1,230
722
685
3,101
1,708
152
101
97
420
234
Australasia
326
227
71
759
290
40
32
10
102
40
Americas
1,194
895
782
3,348
2,270
147
125
111
456
311
Corporate and other
35
74
25
132
49
5
10
3
17
6
4,251
2,922
2,572
11,259
7,413
525
408
365
1,527
1,015
Equity accounted investments
included above
(251)
(143)
(102)
(655)
(305)
(31)
(20)
(15)
(88)
(42)
4,000
2,780
2,470
10,604
7,108
494
388
350
1,439
973
As at
As at
As at
As at
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
2011
2011
2010
2011
2011
2010
Reviewed Reviewed Audited Reviewed Reviewed Audited
Total assets
South Africa
17,272
16,489
16,226
2,148
2,033
2,469
Continental Africa
35,402
33,687
26,060
4,403
4,154
3,966
Australasia
5,922
4,717
3,644
736
582
555
Americas
20,106
19,287
13,855
2,501
2,378
2,109
Corporate and other
9,080
8,341
3,384
1,129
1,029
515
87,782
82,521
63,169
10,917
10,176
9,614
Equity accounted investments
included above
(924)
(671)
(540)
(115)
(82)
(82)
86,858
81,850
62,629
10,802
10,094
9,532
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million
SA Rand million
US Dollar million
Quarter ended
Quarter ended
Quarter ended
Quarter ended
kg
oz (000)

Notes
for the quarter and year ended 31 December 2011
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2010 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2011, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, the JSE
Listings Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and year ended 31 December 2011.
2.      Revenue
Quarter ended
Year
Quarter ended
Year
Dec               Sep               Dec
Dec
Dec
Dec
Sep               Dec              Dec                  Dec
2011              2011               2010
2011
2010
2011
2011               2010             2011                 2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Unaudited
Reviewed
Unaudited
Reviewed
Audited
SA Rand million US Dollar million
Gold income
14,385
12,850 10,614 47,849 38,833
1,779
1,793 1,543 6,570 5,334
By-products (note 3)
398
406 321 1,618 935
49
57 47 224 129
Royalties received (note 6)
66
97 41 556 56
8
13 6 79 8
Interest received
185
75 119 388 311
23
10 17 52 43
15,034
13,428 11,095 50,411 40,135
1,859
1,873 1,613 6,925 5,514
3.      Cost of sales
Quarter ended
Year
Quarter ended
Year
Dec              Sep                Dec
Dec
Dec
Dec
Sep               Dec              Dec                  Dec
2011              2011               2010
2011
2010
2011
2011               2010             2011                 2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Unaudited
Reviewed
Unaudited
Reviewed
Audited
SA Rand million US Dollar million
Cash operating costs
(6,378)
(5,542)           (5,120)
(22,000) (20,084)
(788)
(777)              (745)
(3,029) (2,756)
Insurance reimbursement
-
- - - 123
-
- - - 16
By-products revenue (note 2)
398
406 321 1,618 935
49
57 47 224 129
(5,980)
(5,136)           (4,799)
(20,382) (19,026)
(739)
(720)              (698)
(2,805) (2,611)
Royalties
(410)
(395)             (313)
(1,402) (1,030)
(51)
(55)               (45)
(193) (142)
Other cash costs
(53)
(67)              (54)
(218) (182)
(6)
(9)                 (8)
(30) (25)
Total cash costs
(6,443)
(5,598)           (5,166)
(22,002) (20,238)
(796)
(784)              (751)
(3,028) (2,778)
Retrenchment costs
(35)
(26)              (64)
(108) (166)
(4)
(4)                (9)
(15) (23)
Rehabilitation and other non-cash costs
(1,281)
(80)            (529)
(1,778) (756)
(157)
(11)               (78)
(229) (109)
Production costs
(7,759)
  (5,704)          (5,759)
(23,888) (21,160)
(957)
(799)              (838)
(3,272) (2,910)
Amortisation of tangible assets
(1,640)
(1,374)           (1,341)
(5,582) (5,022)
(203)
(192)              (195)             (768)             (690)
Amortisation of intangible assets
(5)
(4)                (7)
(17) (18)
(1)
(1)                 (1)                 (2)                 (2)
Total production costs
(9,404)
(7,083)           (7,107)
(29,487) (26,200)
(1,161)
(992)           (1,034)           (4,042)         (3,602)
Inventory change
521
102 92 742 367
64
14 13 96 52
(8,883)
(6,980)           (7,016)
(28,745) (25,833)
(1,097)
(977)           (1,021)          (3,946)           (3,550)
4.      Loss on non-hedge derivatives and other commodity contracts
Quarter ended
Year
Quarter ended
Year
Dec                Sep               Dec
Dec
Dec
Dec
Sep               Dec               Dec                 Dec
2011                2011              2010
2011
2010
2011
2011               2010              2011                2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Unaudited
Reviewed
Unaudited
Reviewed
Audited
SA Rand million US Dollar million
Loss on realised non-hedge derivatives
-
- - - (2,073)
-
- - - (277)
Loss on hedge buy-back costs
-
- (7,316) - (18,954)
-
- (1,061) - (2,698)
(Loss) gain on unrealised non-hedge
derivatives
(2)
(5)            6,787
(9) 15,891
-
(1)               985
(1) 2,273
(2)
(5)            (529)
(9) (5,136)
-
(1)              (77)                   (1)
(702)
Rounding of figures may result in computational discrepancies.

5.      Other operating income (expenses)
Quarter ended
Year
Quarter ended
Year
Dec               Sep               Dec
Dec
Dec
Dec
Sep               Dec              Dec                   Dec
2011               2011              2010
2011
2010
2011
2011               2010             2011                 2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Unaudited
Reviewed
Unaudited
Reviewed
Audited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
67
(53) 45 (38) (28)
8
(7) 7 (6) (3)
Claims filed by former employees in
respect of loss of employment, work-
related accident injuries and diseases,
governmental fiscal claims and care
and maintenance of old tailings
operations
(29)
(31) (72) (149) (121)
(4)
(4) (11) (21) (17)
38
(84) (27) (187) (149)
4
(11) (4) (27) (20)
6.       Special items
Quarter ended
Year
Quarter ended
Year
Dec               Sep               Dec
Dec
Dec
Dec
Sep               Dec              Dec                  Dec
2011               2011              2010
2011
2010
2011
2011               2010             2011                 2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Unaudited
Reviewed
Unaudited
Reviewed
Audited
SA Rand million US Dollar million
Net impairment of tangible assets
(note 9)
1,094
(22)              (399)
999 (634)
134
(3)               (59)                120
               (91)
Impairment of investments (note 9)
(20)
(124)                (16)
(156) (16)
(3)
(16)                  (2)
(21)                  (2)
Reversal (impairment) of other
receivables
21
(1)               (11)
10 (67)
2
- (2) 1 (9)
Net loss on disposal and derecognition
of land, mineral rights, tangible assets
and exploration properties (note 9)
(54)
(21)               (81)
(68) (191)
(5)
(4)              (11)                   (8)                (25)
Profit on disposal of investments
(note 9)
-
- 269 - 314
-
- 37 - 43
Black Economic Empowerment
transaction modification costs for
Izingwe (Pty) Ltd
-
- - (44) -
-
- - (7) -
Royalties received
(1)
(note 2)
66
97 41 556 56
8
13 6 79 8
Insurance claim recovery on capital
items (note 9)
26
- - 26 -
3
- - 3 -
Insurance claim recovery on loss of
business
-
- 31 - 134
-
- 4 - 19
Indirect tax expenses and legal claims
58
(26)               (46)
(35) (125)
7
(3)                 (6)                  (6)
(17)
Mandatory convertible bonds issue
discount, underwriting and
professional fees
-
- 5 - (396)
-
- 1 - (56)
Contractor termination costs at Geita
Gold Mining Limited
-
- - - (8)
-
- - - (1)
Recovery (loss) on consignment
inventory
-
- - - 39
-
- - - 5
Profit on disposal of subsidiary ISS
International Limited (note 9)
-
- - 14 -
-
- - 2 -
1,191
(97) (208) 1,302 (894)
146
(13) (31) 163 (126)
(1) The December year includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of R237m, $35m.
7.      Finance costs and unwinding of obligations
Quarter ended
Year
Quarter ended
Year
Dec               Sep               Dec
Dec
Dec
Dec
Sep               Dec               Dec                  Dec
2011               2011              2010
2011
2010
2011
2011               2010              2011                 2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Unaudited
Reviewed
Unaudited
Reviewed
Audited
SA Rand million US Dollar million
Finance costs
(278)
(246)              (259)
(1,021) (834)
(34)
(34)                (38)
(141) (115)
Unwinding of obligations, accretion of
convertible bonds and other discounts
(111)
(99)               (98)
(396) (369)
(14)
(14)                (14)              (55)                (51)
(389)
(345)              (357)
(1,417) (1,203)
(48)
(48)                 (52)
(196) (166)
8.      Taxation
Quarter ended
Year
Quarter ended
Year
Dec              Sep                Dec
Dec
Dec
Dec
Sep               Dec              Dec                  Dec
2011              2011               2010
2011
2010
2011
2011               2010             2011                 2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Unaudited
Reviewed
Unaudited
Reviewed
Audited
SA Rand million US Dollar million
South African taxation
Mining tax
(573)
(318)                    -
(890) -
(71)
(42)                    -
(113)                    -
Non-mining tax
(60)
9 (53) (88) (112)
(7)
1 (8) (12) (13)
Over (under) prior year provision
13
20 34 (21) 628
2
3 5 (4) 89
Deferred taxation
Temporary differences
(340)
(373)                  80
(1,586) 1,377
(42)
(53)                  12
(222) 195
Unrealised non-hedge derivatives and
other commodity contracts
-
- (461) - (2,353)
-
- (67) - (334)
Change in estimated deferred tax rate
(77)
- 39 (77) 39
(9)
- 6 (9) 6
(1,036)
(662)              (361)
(2,662) (421)
(128)
(92)               (52)
(360)               (57)
Foreign taxation
Normal taxation
(517)
(769) (617) (2,004) (1,628)
(64)
(107) (90) (275) (226)
Over (under) prior year provision
28
(55) 46 (25) 17
4
(7) 7 (3) 3
Deferred taxation
Temporary differences
(471)
22 54 (646) 37
(57)
1 8 (85) 7
Unrealised non-hedge derivatives and
other commodity contracts
-
- - - (23)
-
- - - (3)
(959)
(802) (517) (2,675) (1,597)
(118)
(113) (75) (363) (219)
(1,996)
(1,465) (878) (5,337) (2,018)
(246)
(204) (127) (723) (276)
Rounding of figures may result in computational discrepancies.

9.     Headline earnings
Quarter ended
Year
Quarter ended
Year
Dec             Sep               Dec
Dec
Dec
Dec
Sep              Dec                 Dec                Dec
2011            2011               2010
2011
2010
2011
2011              2010                2011               2010
Unaudited    Reviewed       Unaudited
Reviewed
Audited
Unaudited
Reviewed     Unaudited
Reviewed
Audited
SA Rand million US Dollar million
The profit attributable to equity
shareholders has been adjusted by
the following to arrive at headline
earnings:
Profit attributable to equity shareholders
3,124
3,304 404 11,282 637
385
456 56 1,552 76
Net impairment of tangible assets (note
6)
(1,094)
22 399 (999) 634
(134)
3 59 (120) 91
Net loss on disposal and derecognition
of land, mineral rights, tangible assets
and exploration properties (note 6)
54
21 81 68 191
5
4 11 8 25
Impairment of investments (note 6)
20
124 16 156 16
3
16 2 21 2
Profit on disposal of subsidiary ISS
International Limited (note 6)
-
- - (14) -
-
- - (2) -
Insurance claim recovery on capital
items (note 6)
(26)
- - (26) -
(3)
- - (3) -
Profit on disposal of investments (note
6)
-
- (269) - (314)
-
- (37) - (43)
Net Impairment (reversal) of investment
in associates and joint ventures
(49)
2 78 (33) 31
(6)
- 11 (4) 5
Special items of associates
-
- (7) - (7)
-
- (1) - (1)
Taxation on items above - current
portion
1
- - 8 4
-
- - 1 -
Taxation on items above - deferred
portion
313
(15) (143) 260 (230)
38
(2) (21) 31 (33)
2,344
3,458 561 10,702 962
289
476 79 1,484 122
Headline earnings per ordinary share
(cents)
(1)
607
895 146 2,773 259
75
123 21 384 33
Diluted headline earnings per ordinary
share (cents)
(2)
576
825 146 2,395 259
71
114 21 330 33
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
10.     Number of shares
Quarter ended
Year
Dec
Sep
Dec                        Dec                           Dec
2011
2011
2010                        2011                          2010
Unaudited
Reviewed
Unaudited
Reviewed
Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
600,000,000            600,000,000               600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000                4,280,000                   4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000                2,000,000                  2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000                5,000,000                  5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
382,242,343
381,850,470
381,204,080            382,242,343             381,204,080
E ordinary shares in issue
2,582,962
3,421,848 2,806,126 2,582,962 2,806,126
Total ordinary shares:
384,825,305
385,272,318
384,010,206             384,825,305             384,010,206
A redeemable preference shares
2,000,000
2,000,000
2,000,000                  2,000,000                2,000,000
B redeemable preference shares
778,896
778,896
778,896                    778,896                   778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
382,059,365
381,644,151
381,103,478             381,621,687            367,664,700
E ordinary shares
2,937,664
3,431,215
2,818,699                 2,950,804               3,182,662
Fully vested options
1,121,745
1,305,486
797,875                 1,389,122                1,023,459
Weighted average number of shares
386,118,774
386,380,852
384,720,052             385,961,613            371,870,821
Dilutive potential of share options
1,517,152
1,290,253 1,493,052 1,572,015 1,569,606
Dilutive potential of convertible bonds
(1)
18,140,000
33,524,615 - 33,524,615 -
Diluted number of ordinary shares
405,775,926
421,195,720
386,213,104            421,058,243              373,440,427
(1)
The dilutive effect of the convertible bonds are not the same for the quarter and the year ended December 2011 as the effect of the 3.5% convertible bond is anti-dilutive for the quarter ended December 2011.
11.     Share capital and premium
As at
As at
Dec                    Sep
Dec                   Dec                      Sep                   Dec
2011
2011
2010
2011                    2011                  2010
Reviewed
Reviewed
Audited
Reviewed
Reviewed
Audited
SA Rand million US Dollar million
Balance at beginning of period
46,343
46,343 40,662
6,734
6,734 5,935
Ordinary shares issued
408
234 5,771
57
33 812
E ordinary shares cancelled
(63)
(15) (90)
(9)
(2) (13)
Sub-total
46,688
46,562 46,343
6,782
6,765 6,734
Redeemable preference shares held within the group
(313)
(313) (313)
(53)
(53) (53)
Ordinary shares held within the group
(103)
(148) (139)
(17)
(22) (22)
E ordinary shares held within the group
(150)
(198) (213)
(23)
(30) (32)
Balance at end of period
46,122
45,903 45,678
6,689
6,660 6,627
Rounding of figures may result in computational discrepancies.

12.      Exchange rates
Dec                                        Sep                               Dec
2011
2011                              2010
Unaudited
Unaudited                     Unaudited
ZAR/USD average for the year to date
7.26
6.97                               7.30
ZAR/USD average for the quarter
8.09
7.14                               6.88
ZAR/USD closing
8.04
8.11                               6.57
ZAR/AUD average for the year to date
7.47
7.24                               6.71
ZAR/AUD average for the quarter
8.19
7.50                              6.80
ZAR/AUD closing
8.27
7.81                              6.70
BRL/USD average for the year to date
1.68
1.63                              1.76
BRL/USD average for the quarter
1.80
1.64                              1.70
BRL/USD closing
1.87
1.89                              1.67
ARS/USD average for the year to date
4.13
4.08                              3.91
ARS/USD average for the quarter
4.25
4.16                              3.96
ARS/USD closing
4.30
4.20                              3.97
13.     Capital commitments
Dec
Sep
Dec
Dec                  Sep                    Dec
2011
2011
2010
2011                  2011                   2010
Reviewed
Reviewed
Audited
Reviewed
Reviewed
Audited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
1,626
2,317 1,156
202
286 176
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14.    Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 December 2011 are detailed below:
Contingencies and guarantees
As at
As at
Dec
2011
Dec
2010
Dec
2011
Dec
2010
Reviewed
Audited
Reviewed
Audited
SA Rand million US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
-
-
Deep groundwater pollution – South Africa
(2)
-
-
-
-
Sales tax on gold deliveries – Brazil
(3)
708
587
88
89
Other tax disputes – Brazil
(4)
304
219
38
34
Indirect taxes – Ghana
(5)
97
70
12
11
ODMWA litigation
(6)
-
-
-
-
Contingent assets
Royalty – Boddington Gold Mine
(7)
Royalty – Tau Lekoa Gold Mine
(8)
-
-
-
-
-
-
-
-
Financial Guarantees
Oro Group (Pty) Limited
(9)
100
100
12
15
1,209
976
150
149

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)   Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)   Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of
Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine
Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)   Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti C rrego do Sit o
Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $54m,
R438m (December 2010: $55m, R363m). The company’s attributable share of the second assessment is approximately $34m, R270m (December 2010: $34m, R224m). In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The company believes both assessments are in violation of federal legislation on sales taxes.
(4)   Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately
$9m, R74m (December 2010: $10m, R64m).
AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $29m, R230m (December 2010: $24m, R155m).
(5)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $12m, R97m (December 2010:
$11m, R70m) during September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)   Occupational Diseases in Mines and Works Act, 1973 (ODMWA) litigation - The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in
2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the
Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr
Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.
Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the
Constitutional Court judgement, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.
The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made of this possible obligation.
(7)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R781m, of which $34m, R250m (December 2010: $4m, R30m) have been received to date. Royalties of $8m, R62m (December 2010: $2m, R17m) were received during the quarter.
(8)   Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 219,005oz produced have been received to date. Royalties of $1m, R11m
(December 2010: $3m, R21m) were received during the quarter.
(9)   Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate
Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m, R100m (December 2010: $15m,
R100m). The suretyship agreements have a termination notice period of 90 days.
15.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
16.    Announcements
On 16 November 2011, shareholders, in general meeting, authorised the directors to provide financial assistance to related or inter-related companies or corporations in terms of sections 44 and 45 of the South African Companies
Act, 71 of 2008 (as amended).
With effect from 1 January 2012, Mr Rodney John Ruston was appointed to the board of directors of AngloGold
Ashanti Limited. This follows an announcement made on 9 December 2011.
AngloGold Ashanti delisted from the following stock exchanges:
• Euronext Paris with effect from 23 December 2011 (and from Euroclear France on 30 December 2011); and
• Euronext Brussels with effect from 29 December 2011.
17.    Subsequent events
On 8 February 2012 the transaction to dispose of Amikan Holdings Limited, Imitzoloto Holdings Limited,
Yeniseiskaya Holdings Limited, AngloGold Ashanti-Polymetal Strategic Alliance Management Company Holdings
Limited and AS APK Holdings Limited to Polyholding Limited was completed. The consideration received for the disposal was $20m. These assets were classified as held for sale at 31 December 2011.
18.    Dividend
Interim Dividend No. 111 of 90 South African cents or 6.83238 UK pence or 16.659 cedis per ordinary share was paid to registered shareholders on 9 December 2011, while a dividend of 2.1762 Australian cents per CHESS
Depositary Interest (CDI) was paid on the same day. On 12 December 2011, holders of Ghanaian Depositary
Shares (GhDS) were paid 0.16659 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and
100 GhDSs represents one ordinary share. A dividend of 10.8747 US cents per American Depositary Share (ADS)
was paid to holders of American Depositary Receipts (ADRs) on 19 December 2011. Each ADS represents one ordinary share.
Interim Dividend No. E11 of 45 South African cents was paid to holders of E ordinary shares on 9 December 2011, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
The directors declared Final Dividend No. 112 of 200 South African cents per ordinary share for the quarter and year ended 31 December 2011. In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2012
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 1 March
Last date to trade ordinary shares cum dividend Friday, 2 March
Last date to register transfers of certificated securities cum dividend
Friday, 2 March
Ordinary shares trade ex-dividend
Monday, 5 March
Record date Friday, 9 March
Payment date Friday, 16 March
On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque.
Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.

To comply with further requirements of Strate, between Monday, 5 March 2012 and Friday, 9 March 2012, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2012
Ex dividend on New York Stock Exchange Wednesday, 7 March
Record date Friday, 9 March
Approximate date for currency conversion
Friday, 16 March
Approximate payment date of dividend Monday, 26 March
Assuming an exchange rate of R7.7193/$, the dividend payable per ADS is equivalent to 26 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2012
Last date to trade and to register GhDSs cum dividend Friday, 2 March
GhDSs trade ex-dividend Monday, 5 March
Record date Friday, 9 March
Approximate payment date of dividend
Monday, 19 March
Assuming an exchange rate of R1/¢0.22283, the dividend payable per share is equivalent to 0.4457 cedis.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In
Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, directors declared Interim Dividend No. E12 of 100 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 16 March 2012.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
14 February 2012

Non-GAAP disclosure
A
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline earnings (note 9)
2,344
3,458 561 10,702 962
289
476 79 1,484 122
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
2
5 (6,787) 9 (15,891)
-
1 (985) 1 (2,273)
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 8)
-
- 461 - 2,376
-
- 67 - 337
Fair value adjustment on option component of convertible bonds
113
(88) 280 (563) (39)
15
(11) 41 (84) 1
Fair value adjustment on mandatory convertible bonds
(84)
(66) 222 (731) 382
(9)
(9) 33 (104) 55
Adjusted headline earnings (loss)
(1)
2,375
3,310 (5,263) 9,418 (12,210)
295
457 (764) 1,297 (1,758)
Hedge buy-back and related costs net of taxation
-
- 7,289 - 17,862
-
- 1,058 - 2,545
Adjusted headline earnings excluding hedge buy-back costs
(1)
2,375
3,310 2,026 9,418 5,652
295
457 294 1,297 787
Cents per share
(2)
Adjusted headline earnings (loss)
(1)
615
857 (1,368) 2,440 (3,283)
76
118 (199) 336 (473)
Adjusted headline earnings excluding hedge buy-back costs
(1)
615
857 527 2,440 1,520
76
118 76 336 212
(1)
-
-
-
-
-
-
-
(2)
B
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit to adjusted gross
profit:
(1)
Gross profit
5,500
5,865 3,069 19,095 7,864
682
815 445 2,623 1,082
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
2
5 (6,787) 9 (15,891)
-
1 (985) 1 (2,273)
Adjusted gross profit (loss)
(1)
5,502
5,870 (3,718) 19,104 (8,027)
682
816 (540) 2,624 (1,191)
Hedge buy-back costs (note 4)
-
- 7,316 - 18,954
-
- 1,061 - 2,698
Adjusted gross profit excluding hedge buy-back costs
(1)
5,502
5,870 3,598 19,104 10,927
682
816 522 2,624 1,507
C
Price received
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold income (note 2)
14,385
12,850 10,614 47,849 38,833
1,779
1,793 1,543 6,570 5,334
Adjusted for non-controlling interests
(384)
(349) (320) (1,290) (1,173)
(47)
(49) (47) (177) (161)
14,001
12,501 10,294 46,559 37,660
1,732
1,744 1,496 6,393 5,173
Loss on realised non-hedge derivatives (note 4)
-
- - - (2,073)
-
- - - (277)
Hedge buy-back costs (note 4)
-
- (7,316) - (18,954)
-
- (1,061) - (2,698)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
893
760 600 2,860 2,420
110
106 87 392 330
Attributable gold income including realised non-hedge
derivatives
14,894
13,261 3,578 49,419 19,053
1,842
1,850 522 6,785 2,528
Attributable gold sold - kg / - oz (000)
34,013
33,590 35,900 133,908 140,240
1,094
1,080 1,154 4,305 4,509
Revenue price per unit - R/kg / - $/oz
437,885
394,799 99,671 369,054 135,862
1,684
1,713 452 1,576 561
Attributable gold income including realised non-hedge derivatives as above
14,894
13,261 3,578 49,419 19,053
1,842
1,850 522 6,785 2,528
Hedge buy-back costs (note 4)
-
- 7,316 - 18,954
-
- 1,061 - 2,698
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs
14,894
13,261 10,894 49,419 38,007
1,842
1,850 1,584 6,785 5,226
Attributable gold sold - kg / - oz (000)
34,013
33,590 35,900 133,908 140,240
1,094
1,080 1,154 4,305 4,509
Revenue price per unit normalised for hedge buy-back costs
- R/kg / - $/oz
437,885
394,799 303,454 369,054 271,018
1,684
1,713 1,372 1,576 1,159
Rounding of figures may result in computational discrepancies.
(1)
Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.
Quarter ended
US Dollar million / Imperial
Quarter ended
Year
Year
SA Rand million / Metric
SA Rand million
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
The unwinding of the historic marked-to-market value of the position settled in the period;
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
US Dollar million
Adjusted gross profit
Quarter ended
Year
Year
Quarter ended
Calculated on the basic weighted average number of ordinary shares.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
During 2010 the Group completed the elimination of its hedge book which has resulted in full exposure to prevailing spot gold prices.
Adjusted headline earnings
Quarter ended
Year
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
SA Rand million
The unrealised fair value change on the option component of the convertible bonds;
Year
US Dollar million
Quarter ended
In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the
September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;
The unrealised fair value change of the warrants on shares and the embedded derivative.
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Adjusted headline earnings is intended to illustrate earnings after adjusting for:

Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
D
Total costs
Total cash costs (note 3)
6,443
5,598 5,166 22,002 20,238
796
784 751 3,028 2,778
Adjusted for non-controlling interests and non-gold producing companies
(102)
(259) (226) (706) (642)
(13)
(36) (33) (99) (90)
Associates' and equity accounted joint ventures' share of
total cash costs
516
400 361 1,609 1,407
64
56 53 221 193
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
6,857
5,739 5,301 22,905 21,003
847
804 771 3,150 2,881
Retrenchment costs (note 3)
35
26 64 108 166
4
4 9 15 23
Rehabilitation and other non-cash costs (note 3)
1,281
80 529 1,778 756
157
11 78 229 109
Amortisation of tangible assets (note 3)
1,640
1,374 1,341 5,582 5,022
203
192 195 768 690
Amortisation of intangible assets (note 3)
5
4 7 17 18
1
1 1 2 2
Adjusted for non-controlling interests and non-gold producing companies
(277)
(55) (104) (494) (266)
(34)
(7) (15) (64) (37)
Associates and equity accounted joint ventures' share of
production costs
53
15 55 102 105
6
1 8 12 15
Total production costs adjusted for non-controlling
interests and non-gold producing companies
9,594
7,183 7,193 29,998 26,804
1,184
1,007 1,047 4,112 3,683
Gold produced - kg / - oz (000)
34,586
33,970 35,703 134,636 140,418
1,112
1,092 1,148 4,329 4,515
Total cash cost per unit - R/kg / -$/oz
198,267
168,935 148,474 170,129 149,577
762
737 672 728 638
Total production cost per unit - R/kg / -$/oz
277,397
211,460 201,465 222,811 190,889
1,065
922 912 950 816
E
EBITDA
Operating profit
5,434
4,655 1,978 16,146 3,786
672
648 285 2,202 518
Amortisation of tangible assets (note 3)
1,640
1,374 1,341 5,582 5,022
203
192 195 768 690
Amortisation of intangible assets (note 3)
5
4 7 17 18
1
1 1 2 2
Net impairment of tangible assets (note 6)
(1,094)
22 399 (999) 634
(134)
3 59 (120) 91
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
2
5 (6,787) 9 (15,891)
-
1 (985) 1 (2,273)
Hedge buy-back costs (note 4)
-
- 7,316 - 18,954
-
- 1,061 - 2,698
Mandatory convertible bond issue discount,
underwriting and professional fees (note 6)
-
- (5) - 396
-
- (1) - 56
Exchange effects of equity raising
-
- - - 21
-
- - - 3
Share of associates' EBITDA
260
280 182 986 936
33
37 27 137 128
Impairment of investment (note 6)
20
124 16 156 16
3
16 2 21 2
Net loss on disposal and abandonment of assets (note 6)
54
21 81 68 191
5
4 11 8 25
Profit on disposal of ISS International Limited (note 6)
-
- - (14) -
-
- - (2) -
Insurance claim recovery for infrastructure (note 6)
(26)
- - (26) -
(3)
- - (3) -
Profit on disposal of investments (note 6)
-
- (269) - (314)
-
- (37) - (43)
6,296
6,485 4,260 21,925 13,769
780
902 619 3,014 1,897
F
Interest cover
EBITDA (note E)
6,296
6,485 4,260 21,925 13,769
780
902 619 3,014 1,897
Finance costs (note 7)
278
246 259 1,021 834
34
34 38 141 115
Capitalised finance costs
14
7 - 21 -
2
1 - 3 -
292
253 259 1,042 834
36
35 38 144 115
Interest cover - times
22
26 16 21 17
22
26 16 21 16
G
Operating cash flow
Net cash inflow (outflow) from operating activities
5,185
6,497 (2,236) 19,587 (5,730)
644
863 (382) 2,655 (942)
Stay-in-business capital expenditure
(2,410)
(1,853) (1,892) (6,856) (5,279)
(298)
(259) (268) (934) (723)
Expenditure on intangible assets
(80)
(49) - (128) -
(10)
(6) - (16) -
2,695
4,595 (4,128) 12,603 (11,009)
336
598 (650) 1,705 (1,665)
As at
As at
As at
As at
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
2011
2011
2010
2011
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
41,538 38,746 27,023
5,166
4,778 4,113
Mandatory convertible bonds
6,109 6,253 5,739
760
771 874
47,647 44,999 32,762
5,926
5,549 4,987
Number of ordinary shares in issue - million (note 10)
385 385 384
385
385 384
Net asset value - cents per share
12,381 11,680 8,532
1,540
1,440 1,299
Total equity
41,538 38,746 27,023
5,166
4,778 4,113
Mandatory convertible bonds
6,109 6,253 5,739
760
771 874
Intangible assets
(1,686) (1,547) (1,277)
(210)
(191) (194)
45,961 43,452 31,485
5,716
5,358 4,793
Number of ordinary shares in issue - million (note 10)
385 385 384
385
385 384
Net tangible asset value - cents per share
11,943 11,278 8,199
1,485
1,391 1,248
I
Net debt
Borrowings - long-term portion
13,654 13,538 11,148
1,698
1,670 1,697
Borrowings - short-term portion
243 369 876
30
45 133
Total borrowings
(1)
13,897 13,907 12,024
1,728
1,715 1,830
Corporate office lease
(268) (259) (259)
(33)
(32) (39)
Unamortised portion on the convertible and rated bonds
681 585 757
85
72 115
Cash restricted for use
(464) (483) (283)
(58)
(60) (43)
Cash and cash equivalents
(8,944) (8,717) (3,776)
(1,112)
(1,075) (575)
Net debt excluding mandatory convertible bonds
4,902 5,033 8,463
610
620 1,288
Rounding of figures may result in computational discrepancies.
(1) Borrowings exclude the mandatory convertible bonds (note H).
US Dollar million
Quarter ended
Year
Quarter ended
Year
SA Rand million / Metric US Dollar million / Imperial
SA Rand million

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
2,672 - - - 2,672
Mined - 000 tons 1,714 528 354 567 3,162
Milled / Treated - 000 tons 1,537 548 393 573 3,051
Yield - oz/t 0.235 0.146 0.129 0.195 0.198
Gold produced - oz (000) 361 80 51 112 603
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 3,028 32 - - 3,060
Yield - oz/t 0.012 0.031 - - 0.012
Gold produced - oz (000) 37 1 - - 38
OPEN-PIT OPERATION
Volume mined - 000 bcy - 18,147 904 - 19,052
Mined - 000 tons - 35,528 1,609 7,295 44,431
Treated - 000 tons - 6,748 616 267 7,631
Stripping ratio - ratio - 5.98 4.91 23.00 6.84
Yield - oz/t - 0.049 0.020 0.167 0.051
Gold produced - oz (000) - 330 12 45 387
HEAP LEACH OPERATION
Mined - 000 tons - 2,348 - 16,509 18,857
Placed - 000 tons - 335 - 5,055 5,389
Stripping ratio - ratio - 10.86 - 2.51 2.84
Yield - oz/t - 0.030 - 0.013 0.014
Gold placed - oz (000) - 10 - 65 75
Gold produced - oz (000) - 7 - 76 84
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.71 12.00 42.52 20.09 9.46
TOTAL
Subsidiaries' gold produced - oz (000) 398 356 63 234 1,051
d 63 63
IMPERIAL OPERATING RESULTS
QUARTER ENDED DECEMBER 2011
Joint ventures' gold produced       - oz (000)
- 63 - - 63
Attributable gold produced - oz (000) 398 419 63 234 1,114
Minority gold produced - oz (000) - 11 - 25 36
Subsidiaries' gold sold - oz (000) 398 353 62 217 1,030
Joint ventures' gold sold - oz (000) - 66 - - 66
Attributable gold sold - oz (000) 398 419 62 217 1,096
Minority gold sold - oz (000) - 11 - 21 32
Spot price - $/oz 1,683 1,683 1,683 1,683 1,683
Price received - $/oz sold 1,689 1,680 1,673 1,686 1,684
Total cash costs - $/oz produced 696 799 1,478 612 762
Total production costs - $/oz produced 884 1,220 1,771 895 1,065
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 672 723 103 392 - 1,889 (110) 1,779
Cash costs (299) (349) (94) (185) 17 (909) 64 (845)
By-products revenue 22 3 - 23 1 49 - 49
Total cash costs (277) (346) (94) (161) 18 (860) 64 (796)
Retrenchment costs (2) (2) - (1) - (4) - (4)
Rehabilitation and other non-cash costs 2 (110) (4) (48) - (161) 4 (157)
Amortisation of assets (75) (67) (15) (47) (2) (206) 2 (204)
Total production costs (351) (525) (112) (258) 15 (1,231) 70 (1,161)
Inventory change - 9 - 52 - 62 2 64
Cost of sales (351) (516) (112) (205) 15 (1,169) 72 (1,097)
Adjusted gross profit (loss)
320
207
(9)
186
16
720
(38)
682
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Gross profit (loss)
320
207
(9)
186
16
720
(38)
682
Corporate and other costs (3) (2) (1) (10) (57) (72) - (73)
Exploration (1) (18) (17) (31) (16) (84) 1 (83)
Intercompany transactions - (17) (3) - 21 - - -
Special items (8) 148 6 1 (2) 146 - 146
Operating profit (loss)
308
317
(24)
146
(39)
709
(37)
672
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) 7 3 (2) (41) (34) 3 (31)
Exchange gain (loss) - (7) - (4) - (11) 2 (10)
Share of equity accounted investments profit - (11) - (6) 15 (2) 18 17
Profit (loss) before taxation 307 306 (21) 134 (64) 662 (14) 648
Taxation (122) (107) 5 (29) (7) (259) 14 (246)
Profit (loss) for the period
185
199
(16)
106
(71)
402
-
402
Equity shareholders 185 197 (16) 95 (77) 385 - 385
Non-controlling interests - 2 - 10 5 17 - 17
Operating profit (loss) 308 317 (24) 146 (39) 709 (37) 672
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Intercompany transactions - 17 3 - (21) - - -
Special items 9 (138) 1 (2) 2 (128) - (128)
Share of associates' EBIT - - - (6) (1) (7) 37 30
EBIT
318
196
(20)
138
(58)
574
-
574
Amortisation of assets 75 67 15 47 2 206 (2) 204
Share of associates' amortisation - - - - - - 2 2
EBITDA
393
263
(5)
186
(56)
780
-
780
Profit (loss) attributable to equity shareholders 185 197 (16) 95 (77) 385 - 385
Special items 9 (138) 1 (2) 2 (128) - (128)
Share of associates' special items - 11 - - (17) (6) - (6)
Taxation on items above (4) 41 - 1 - 38 - 38
Headline earnings (loss)
191
111
(16)
94
(91)
289
-
289
Unrealised non-hedge derivatives and other
commodity contracts
- - - - - - - -
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - 15 15 - 15
Fair value adjustment on mandatory
convertible bonds
- - - - (9) (9) - (9)
Adjusted headline earnings (loss)
191
111
(16)
94
(85)
295
-
295
Ore reserve development capital 58 12 4 17 - 92 - 92
Stay-in-business capital 74 108 9 59 4 254 (7) 247
Project capital 49 32 27 71 - 179 (24) 155
Total capital expenditure
181
152
40
147
5
525
(31)
494
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
2,625 - - - 2,625
Mined - 000 tons 1,691 526 312 558 3,088
Milled / Treated - 000 tons 1,575 547 294 616 3,032
Yield - oz/t 0.230 0.137 0.062 0.194 0.189
Gold produced - oz (000) 362 75 18 119 574
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,725 - - - 2,725
Yield - oz/t 0.012 - - - 0.013
Gold produced - oz (000) 32 3 - - 35
OPEN-PIT OPERATION
Volume mined - 000 bcy - 16,982 225 - 17,207
Mined - 000 tons - 34,541 240 7,459 42,240
Treated - 000 tons - 6,684 725 254 7,663
Stripping ratio - ratio - 5.43 35.22 22.71 6.42
Yield - oz/t - 0.049 0.044 0.176 0.052
Gold produced - oz (000) - 325 32 45 402
HEAP LEACH OPERATION
Mined - 000 tons - 1,578 - 19,132 20,710
Placed - 000 tons - 288 - 5,920 6,209
Stripping ratio - ratio - 9.09 - 2.40 2.58
Yield - oz/t - 0.031 - 0.012 0.013
Gold placed - oz (000) - 9 - 74 83
Gold produced - oz (000) - 8 - 74 81
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.67 11.77 32.05 21.94 9.36
TOTAL
Subsidiaries' gold produced - oz (000) 394 348 50 238 1,029
63 63
IMPERIAL OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2011
Joint ventures' gold produced - oz (000) - 63 - - 63
Attributable gold produced - oz (000) 394 411 50 238 1,092
Minority gold produced - oz (000) - 10 - 19 29
Subsidiaries' gold sold - oz (000) 393 324 55 246 1,018
Joint ventures' gold sold - oz (000) - 62 - - 62
Attributable gold sold - oz (000) 393 386 55 246 1,080
Minority gold sold - oz (000) - 11 - 21 32
Spot price - $/oz 1,705 1,705 1,705 1,705 1,705
Price received - $/oz sold 1,718 1,724 1,683 1,697 1,713
Total cash costs - $/oz produced 757 739 1,570 524 737
Total production costs - $/oz produced 981 884 1,743 710 922
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 675 684 93 448 - 1,899 (106) 1,793
Cash costs (320) (315) (79) (183) - (897) 56 (841)
By-products revenue 22 2 - 32 - 57 - 57
Total cash costs (298) (313) (79) (151) - (840) 56 (784)
Retrenchment costs (2) (1) - (1) - (4) - (4)
Rehabilitation and other non-cash costs (2) (5) - (5) - (11) - (11)
Amortisation of assets (84) (55) (9) (44) (3) (195) 2 (193)
Total production costs (386) (373) (87) (201) (3) (1,050) 58 (992)
Inventory change - 14 (5) 5 - 15 - 14
Cost of sales (386) (359) (92) (195) (3) (1,035) 58 (977)
Adjusted gross profit (loss)
290
325
-
253
(4)
864
(48)
816
Unrealised non-hedge derivatives and other
commodity contracts
- - - (1) - (1) - (1)
Gross profit (loss)
290
325
-
252
(4)
863
(48)
815
Corporate and other costs (3) - - (9) (66) (78) - (78)
Exploration - (18) (16) (32) (11) (78) 2 (76)
Intercompany transactions - (11) (1) (1) 13 - - -
Special items (4) (13) 11 1 (8) (13) - (13)
Operating profit (loss)
282
282
(6)
211
(75)
694
(47)
648
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) 2 2 (2) (17) (15) (3) (18)
Exchange (loss) gain - (1) - 12 5 16 - 15
Share of equity accounted investments profit - - - (8) (2) (10) 34 24
Profit (loss) before taxation 280 283 (4) 213 (88) 685 (16) 669
Taxation (96) (102) 1 (27) 4 (220) 16 (204)
Profit (loss) for the period
184
182
(3)
187
(84)
465
-
465
Equity shareholders 184 178 (3) 180 (83) 456 - 456
Non-controlling interests - 4 - 7 (1) 9 - 9
Operating profit (loss) 282 282 (6) 211 (75) 694 (47) 648
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - 1 - 1
Intercompany transactions - 11 1 1 (13) - - -
Special items 5 10 - - 8 22 - 22
Share of associates' EBIT - - - (8) (2) (10) 47 36
EBIT
287
303
(5)
204
(82)
707
-
707
Amortisation of assets 84 55 9 44 3 195 (2) 193
Share of associates' amortisation - - - - - - 2 2
EBITDA
371
358
4
248
(79)
902
-
902
Profit (loss) attributable to equity shareholders 184 178 (3) 180 (83) 456 - 456
Special items 5 10 - - 8 22 - 22
Share of associates' special items - - - - - - - -
Taxation on items above (2) - - - - (2) - (2)
Headline earnings (loss)
187
187
(3)
180
(75)
476
-
476
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - 1 - 1
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component of
convertible bonds
- - - - (11) (11) - (11)
Fair value loss on mandatory convertible
bonds
- - - - (9) (9) - (9)
Adjusted headline earnings (loss)
187
187
(3)
181
(95)
457
-
457
Ore reserve development capital 71 13 5 17 - 106 - 106
Stay-in-business capital 43 66 2 40 10 161 (2) 159
Project capital 26 22 25 68 - 141 (18) 123
Total capital expenditure
140
101
32
125
10
408
(20)
388
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
3,147 - - - 3,147
Mined - 000 tons 1,573 465 288 514 2,839
Milled / Treated - 000 tons 1,845 463 174 539 3,020
Yield - oz/t 0.230 0.141 0.159 0.188 0.205
Gold produced - oz (000) 424 65 28 101 618
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,986 54 - - 3,040
Yield - oz/t 0.017 0.018 - 1.000 0.017
Gold produced - oz (000) 52 1 - - 53
OPEN-PIT OPERATION
Volume mined - 000 bcy - 17,919 1,771 - 19,689
Mined - 000 tons - 34,046 4,183 8,500 46,729
Treated - 000 tons - 6,550 820 286 7,656
Stripping ratio - ratio - 4.07 5.12 25.80 5.05
Yield - oz/t - 0.046 0.091 0.164 0.055
Gold produced - oz (000) - 299 74 47 420
HEAP LEACH OPERATION
Mined - 000 tons - 1,525 - 17,759 19,284
Placed - 000 tons - 340 - 5,608 5,948
Stripping ratio - ratio - 5.55 - 2.19 2.33
Yield - oz/t - 0.028 - 0.012 0.013
Gold placed - oz (000) - 10 - 65 75
Gold produced - oz (000) - 9 - 48 57
PRODUCTIVITY PER EMPLOYEE
Actual - oz 6.07 11.10 67.29 19.88 9.30
TOTAL
Subsidiaries' gold produced - oz (000) 476 313 102 196 1,087
61 61
IMPERIAL OPERATING RESULTS
QUARTER ENDED DECEMBER 2010
Joint ventures' gold produced - oz (000) - 61 - - 61
Attributable gold produced - oz (000) 476 374 102 196 1,148
Minority gold produced - oz (000) - 12 - 23 36
Subsidiaries' gold sold - oz (000) 476 312 105 198 1,090
Joint ventures' gold sold - oz (000) - 64 - - 64
Attributable gold sold - oz (000) 476 376 105 198 1,154
Minority gold sold - oz (000) - 12 - 24 37
Spot price - $/oz 1,370 1,370 1,370 1,370 1,370
Price received - $/oz sold 368 582 273 504 452
Price received excluding hedge
buy-back costs
- $/oz sold 1,373 1,370 1,368 1,374 1,372
Total cash costs - $/oz produced 616 790 894 465 672
Total production costs - $/oz produced 870 997 992 798 912
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED DECEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
654 532 143 301 - 1,630 (87) 1,543
Cash costs (318) (305) (91) (142) 5 (851) 53 (798)
By-products revenue 25 1 - 21 - 47 - 47
Total cash costs (293) (304) (91) (121) 5 (804) 53 (751)
Retrenchment costs (7) (1) - (1) - (9) - (9)
Rehabilitation and other non-cash costs (22) (30) 1 (32) - (83) 5 (78)
Amortisation of assets (92) (47) (11) (46) (3) (199) 3 (196)
Total production costs (414) (381) (101) (200) 2 (1,095) 61 (1,034)
Inventory change - (10) (2) 24 - 13 1 13
Cost of sales (414) (391) (103) (176) 2 (1,082) 61 (1,021)
Adjusted gross profit (loss) excluding
hedge buy-back costs
239
141
41
125
2
548
(26)
522
Hedge buy-back costs (478) (296) (115) (172) - (1,061) - (1,061)
Adjusted gross (loss) profit
(239)
(155)
(75)
(47)
2
(513)
(26)
(540)
Unrealised non-hedge derivatives and other
commodity contracts
189 795 - 1 - 985 - 985
Gross profit (loss)
(50) 640 (75) (46) 2 471 (26) 445
Corporate and other costs (3) (6) (1) (18) (51) (79) - (80)
Exploration (1) (13) (13) (11) (12) (50) 1 (49)
Intercompany transactions - (12) - (1) 13 - - -
Special items (60) (7) 3 35 (2) (31) - (31)
Operating profit (loss)
(114)
602
(86)
(40)
(51)
311
(26)
285
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (3) (1) 2 (106) (109) - (109)
Exchange gain (loss) - 4 - 11 (1) 14 (1) 14
Share of equity accounted investments profit - - - (1) (11) (12) 21 9
Profit (loss) before taxation (115) 604 (86) (29) (169) 204 (5) 199
Taxation (51) (40) (12) (28) (1) (132) 5 (127)
Profit (loss) for the period
(166)
564
(98)
(57)
(170)
72
-
72
Equity shareholders (166) 559 (98) (68) (171) 56 - 56
Non-controlling interests - 4 - 11 1 16 - 16
Operating profit (loss) (114) 602 (86) (40) (51) 311 (26) 285
Unrealised non-hedge derivatives and other
commodity contracts
(189) (795) - (1) - (985) - (985)
Hedge buy-back costs 478 296 115 172 - 1,061 - 1,061
Intercompany transactions - 12 - 1 (13) - - -
Special items 68 2 - (36) 1 34 - 34
Share of associates' EBIT - - - (1) (1) (2) 26 24
EBIT
243
117
29
95
(63)
420
-
420
Amortisation of assets 92 47 11 46 3 199 (3) 196
Share of associates' amortisation - - - - - - 3 3
EBITDA
335
163
40
141
(60)
619
-
619
Profit (loss) attributable to equity shareholders (166) 559 (98) (68) (171) 56 - 56
Special items 68 2 - (36) 1 34 - 34
Share of associates' special items - - - - 10 10 - 10
Taxation on items above (20) (1) - - - (21) - (21)
Headline earnings (loss)
(119)
560
(98)
(104)
(160)
79
-
79
Unrealised non-hedge derivatives and other
commodity contracts
(189) (795) - (1) - (985) - (985)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
67 - - - - 67 - 67
Fair value adjustment on option component
of convertible bonds
- - - - 41 41 - 41
Fair value loss on mandatory convertible
bonds
- - - - 33 33 - 33
Hedge buy-back and related costs
net of taxation
475 296 115 172 - 1,058 - 1,058
Adjusted headline earnings (loss) excluding
hedge buy-back costs
234
61
17
68
(86)
294
-
294
Ore reserve development capital 66 9 3 16 - 93 - 93
Stay-in-business capital 55 73 4 41 3 177 (2) 175
Project capital 23 14 3 54 - 95 (12) 82
Total capital expenditure
144
97
10
111
3
365
(15)
350
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
10,958 - - - 10,958
Mined - 000 tons 6,957 2,031 1,154 2,208 12,350
Milled / Treated - 000 tons 6,295 2,179 1,195 2,278 11,947
Yield - oz/t 0.232 0.141 0.111 0.191 0.195
Gold produced - oz (000) 1,459 306 132 436 2,334
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 11,802 32 - - 11,834
Yield - oz/t 0.014 0.193 - - 0.014
Gold produced - oz (000) 164 6 - - 171
OPEN-PIT OPERATION
Volume mined - 000 bcy - 70,026 2,747 - 72,773
Mined - 000 tons - 139,690 5,633 29,597 174,921
Treated - 000 tons - 25,483 2,722 1,025 29,231
Stripping ratio - ratio - 4.76 6.04 23.34 5.66
Yield - oz/t - 0.048 0.042 0.167 0.052
Gold produced - oz (000) - 1,228 114 171 1,513
HEAP LEACH OPERATION
Mined - 000 tons - 7,492 - 70,868 78,360
Placed - 000 tons - 1,244 - 22,704 23,948
Stripping ratio - ratio - 7.84 - 2.25 2.46
Yield - oz/t - 0.030 - 0.012 0.013
Gold placed - oz (000) - 38 - 270 308
Gold produced - oz (000) - 29 - 284 313
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.85 11.41 38.93 20.70 9.32
TOTAL
Subsidiaries' gold produced - oz (000) 1,624 1,321 246 891 4,082
249 249
IMPERIAL OPERATING RESULTS
YEAR ENDED DECEMBER 2011
Joint ventures' gold produced - oz (000) - 249 - - 249
Attributable gold produced - oz (000) 1,624 1,570 246 891 4,331
Minority gold produced - oz (000) - 44 - 83 127
Subsidiaries' gold sold - oz (000) 1,623 1,309 248 878 4,058
Joint ventures' gold sold - oz (000) - 249 - - 249
Attributable gold sold - oz (000) 1,623 1,558 248 878 4,307
Minority gold sold - oz (000) - 46 - 79 125
Spot price - $/oz 1,572 1,572 1,572 1,572 1,572
Price received - $/oz sold 1,578 1,578 1,551 1,576 1,576
Total cash costs - $/oz produced 694 765 1,431 528 728
Total production costs - $/oz produced 910 987 1,622 765 950
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 2,561 2,530 385 1,487 - 6,962 (392) 6,570
Cash costs (1,232) (1,247) (353) (678) 37 (3,473) 222 (3,252)
By-products revenue 105 8 1 109 2 225 (1) 224
Total cash costs (1,127) (1,239) (352) (569) 39 (3,248) 221 (3,028)
Retrenchment costs (9) (3) - (3) - (15) - (15)
Rehabilitation and other non-cash costs (4) (131) (5) (94) - (233) 5 (229)
Amortisation of assets (338) (219) (42) (169) (11) (779) 9 (770)
Total production costs (1,477) (1,592) (399) (835) 27 (4,276) 234 (4,042)
Inventory change - - 1 94 - 95 - 96
Cost of sales (1,477) (1,592) (399) (741) 27 (4,181) 234 (3,946)
Adjusted gross profit (loss)
1,083
938
(13)
745
28
2,781
(157)
2,624
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (1) - (1)
Gross profit (loss)
1,083
938
(13)
744
28
2,780
(157)
2,623
Corporate and other costs (11) (9) (3) (43) (238) (304) (1) (305)
Exploration (2) (69) (55) (112) (45) (284) 5 (279)
Intercompany transactions - (51) (4) (2) 58 - - -
Special items (20) 709 41 4 (570) 163 - 163
Operating profit (loss)
1,051
1,518
(35)
590
(768)
2,355
(153)
2,202
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(5) 6 5 (5) 42 43 1 44
Exchange (loss) gain - (15) - 8 5 (3) 5 2
Share of equity accounted investments profit - (11) - (20) 8 (23) 96 73
Profit (loss) before taxation 1,046 1,498 (31) 573 (713) 2,373 (51) 2,321
Taxation (352) (321) 6 (97) (11) (775) 51 (723)
Profit (loss) for the period
694
1,177
(25)
476
(724)
1,598
-
1,598
Equity shareholders 694 1,161 (25) 454 (732) 1,552 - 1,552
Non-controlling interests - 15 - 22 9 46 - 46
Operating profit (loss) 1,051 1,518 (35) 590 (768) 2,355 (153) 2,202
2 1 1
Unrealised non-hedge derivatives and other
commodity contracts
- - - 2 - 1 - 1
Intercompany transactions - 51 4 2 (58) - - -
Special items 23 (677) (3) (3) 564 (96) - (96)
Share of associates' EBIT - - - (20) (6) (26) 153 127
EBIT
1,074
892
(34)
570
(268)
2,234
-
2,234
Amortisation of assets 338 219 42 169 11 779 (9) 770
Share of associates' amortisation - - - - - - 9 9
EBITDA
1,412
1,111
9
739
(257)
3,014
-
3,014
Profit (loss) attributable to equity shareholders 694 1,161 (25) 454 (732) 1,552 - 1,552
Special items 23 (677) (3) (3) 564 (96) - (96)
Share of associates' special items - 11 - - (14) (4) - (4)
Taxation on items above (11) 41 1 1 - 32 - 32
Headline earnings (loss)
706
536
(27)
451
(183)
1,484
-
1,484
Unrealised non-hedge derivatives and other
commodity contracts
- - - 2 - 1 - 1
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (84) (84) - (84)
Fair value loss on mandatory convertible
bonds
- - - - (104) (104) - (104)
Adjusted headline earnings (loss)
706
535
(27)
453
(371)
1,297
-
1,297
Ore reserve development capital 262 49 14 65 - 390 - 390
Stay-in-business capital 160 270 15 140 17 603 (11) 592
Project capital 110 101 73 250 - 534 (78) 456
Total capital expenditure
532
420
102
456
17
1,527
(88)
1,439
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
13,182 - - - 13,182
Mined - 000 tons 7,723 2,015 756 2,021 12,516
Milled / Treated - 000 tons 7,564 1,987 571 2,105 12,227
Yield - oz/t 0.212 0.150 0.131 0.187 0.194
Gold produced - oz (000) 1,607 299 75 394 2,374
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 11,297 917 - - 12,214
Yield - oz/t 0.016 0.019 - 1.000 0.016
Gold produced - oz (000) 179 18 - - 196
OPEN-PIT OPERATION
Volume mined - 000 bcy - 64,978 6,780 - 71,758
Mined - 000 tons - 127,402 15,949 32,305 175,656
Treated - 000 tons - 24,129 3,416 1,146 28,691
Stripping ratio - ratio - 4.04 4.94 25.51 5.02
Yield - oz/t - 0.046 0.094 0.170 0.057
Gold produced - oz (000) - 1,115 321 195 1,631
HEAP LEACH OPERATION
Mined - 000 tons - 5,467 - 68,601 74,068
Placed - 000 tons - 1,293 - 22,917 24,210
Stripping ratio - ratio - 6.50 - 2.03 2.17
Yield - oz/t - 0.036 - 0.013 0.015
Gold placed - oz (000) - 46 - 306 352
Gold produced - oz (000) - 60 - 253 314
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.63 11.24 66.77 22.44 9.15
TOTAL
Subsidiaries' gold produced - oz (000) 1,785 1,219 396 842 4,242
273 273
IMPERIAL OPERATING RESULTS
YEAR ENDED DECEMBER 2010
Joint ventures' gold produced - oz (000) - 273 - - 273
Attributable gold produced - oz (000) 1,785 1,492 396 842 4,515
Minority gold produced - oz (000) - 48 - 93 141
Subsidiaries' gold sold - oz (000) 1,791 1,206 396 844 4,237
Joint ventures' gold sold - oz (000) - 272 - - 272
Attributable gold sold - oz (000) 1,791 1,478 396 844 4,509
Minority gold sold - oz (000) - 48 - 95 143
Spot price - $/oz 1,227 1,227 1,227 1,227 1,227
Price received - $/oz sold 488 663 519 555 561
Price received excluding hedge
buy-back costs
- $/oz sold 1,162 1,165 1,148 1,148 1,159
Total cash costs - $/oz produced 598 712 982 432 638
Total production costs - $/oz produced 809 867 1,065 615 816
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
2,082 1,780 454 1,071 - 5,388 (330) 5,056
Cash costs (1,118) (1,097) (389) (527) 31 (3,100) 194 (2,906)
By-products revenue 50 4 1 73 2 130 (1) 129
Total cash costs (1,068) (1,093) (389) (454) 33 (2,970) 193 (2,778)
Retrenchment costs (19) (1) - (3) - (23) 1 (23)
Rehabilitation and other non-cash costs (26) (56) 1 (33) - (114) 5 (109)
Amortisation of assets (331) (176) (34) (150) (10) (701) 9 (692)
Total production costs (1,444) (1,326) (422) (640) 23 (3,809) 208 (3,602)
Inventory change (4) 1 - 56 - 53 (2) 52
Cost of sales (1,448) (1,325) (422) (584) 23 (3,756) 206 (3,550)
Adjusted gross profit (loss) excluding
hedge buy-back costs
634
455
33
487
23
1,632
(125)
1,507
Hedge buy-back costs (1,207) (742) (249) (500) - (2,698) - (2,698)
Adjusted gross profit (loss)
(574)
(287)
(216)
(13)
23
(1,066)
(125)
(1,191)
Unrealised non-hedge derivatives and other
commodity contracts
1,003 890 10 370 - 2,273 - 2,273
Gross profit (loss)
429
604
(206)
357
23
1,207
(125)
1,082
Corporate and other costs (10) (11) (2) (38) (178) (240) - (240)
Exploration (2) (47) (45) (72) (35) (201) 2 (198)
Intercompany transactions - (37) (1) (2) 40 - - -
Special items (84) (31) 10 35 (55) (125) (1) (126)
Operating profit (loss)
334
477
(244)
280
(205)
642
(124)
518
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (8) (1) 3 (172) (178) - (178)
Exchange gain (loss) - (6) - 3 7 3 - 3
Share of equity accounted investments
profit (loss)
- - - (1) (8) (10) 73 63
Profit (loss) before taxation 332 462 (245) 285 (378) 456 (51) 405
Taxation (46) (152) (8) (111) (11) (327) 51 (276)
Profit (loss) for the period
286
311
(253)
174
(389)
129
-
129
Equity shareholders 286 297 (253) 143 (396) 76 - 76
Non-controlling interests - 14 - 31 8 53 - 53
Operating profit (loss) 334 477 (244) 280 (205) 642 (124) 518
Unrealised non-hedge derivatives and other
commodity contracts
(1,003) (890) (10) (370) - (2,273) - (2,273)
Hedge buy-back costs 1,207 742 249 500 59 2,757 - 2,757
Intercompany transactions - 37 1 2 (40) - - -
Special items 100 12 (6) (35) 3 74 1 75
Share of associates' EBIT - - - (1) (4) (5) 123 118
EBIT
638
378
(10)
376
(189)
1,196
-
1,196
Amortisation of assets 331 176 34 150 10 701 (9) 692
Share of associates' amortisation - - - - - - 9 9
EBITDA
969
555
24
526
(177)
1,897
-
1,897
Profit (loss) attributable to equity shareholders 286 297 (253) 143 (396) 76 - 76
Special items 100 12 (6) (35) 3 74 1 75
Share of associates' special items - - - - 5 5 (1) 4
Taxation on items above (28) (4) - (1) - (33) - (33)
Headline earnings (loss)
358
305
(259)
107
(389)
122
-
122
Unrealised non-hedge derivatives and
other commodity contracts
(1,003) (890) (10) (370) - (2,273) - (2,273)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
334 - 3 - - 337 - 337
Fair value adjustment on option component
of convertible bond
- - - - 1 1 - 1
Fair value loss on mandatory convertible bond - - - - 55 55 - 55
Hedge buy-back and related costs
net of taxation
998 739 249 500 59 2,545 - 2,545
Adjusted headline earnings (loss)
excluding hedge buy-back costs
686
154
(17)
237
(273)
787
-
787
Ore reserve development capital 247 36 16 54 - 352 - 352
Stay-in-business capital 121 135 13 100 6 376 (5) 371
Project capital 56 63 11 157 - 287 (37) 250
Total capital expenditure
424
234
40
311
6
1,015
(42)
973
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
248 - - - 248
Mined - 000 tonnes 1,555 479 321 512 2,867
Milled / Treated - 000 tonnes 1,394 497 356 520 2,768
Yield - g/t 8.05 5.01 4.44 6.68 6.78
Gold produced - kg 11,218 2,494 1,582 3,534 18,827
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,747 29 - - 2,776
Yield - g/t 0.42 1.06 - - 0.42
Gold produced - kg 1,147 31 - - 1,178
OPEN-PIT OPERATION
Volume mined - 000 bcm - 13,874 691 - 14,565
Mined - 000 tonnes - 32,230 1,459 6,618 40,307
Treated - 000 tonnes - 6,122 558 242 6,922
Stripping ratio - ratio - 5.98 4.91 23.00 6.84
Yield - g/t - 1.68 0.69 5.73 1.74
Gold produced - kg - 10,267 386 1,388 12,041
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,131 - 14,977 17,107
Placed - 000 tonnes - 304 - 4,586 4,889
Stripping ratio - ratio - 10.86 - 2.51 2.84
Yield - g/t - 1.04 - 0.44 0.47
Gold placed - kg - 315 - 2,007 2,322
Gold produced - kg - 232 - 2,372 2,604
PRODUCTIVITY PER EMPLOYEE
Actual - g 178 373 1,323 625 294
TOTAL
Subsidiaries' gold produced - kg 12,365 11,065 1,968 7,294 32,692
k 1 958 1 958
METRIC OPERATING RESULTS
QUARTER ENDED DECEMBER 2011
Joint ventures' gold produced - kg - 1,958 - - 1,958
Attributable gold produced
(1)
- kg 12,365 13,023 1,968 7,294 34,650
Minority gold produced - kg - 338 - 793 1,131
Subsidiaries' gold sold - kg 12,367 10,983 1,916 6,763 32,029
Joint ventures' gold sold - kg - 2,048 - - 2,048
Attributable gold sold
(1)
- kg 12,367 13,031 1,916 6,763 34,077
Minority gold sold - kg - 351 - 645 995
Spot price - R/kg 437,470 437,470 437,470 437,470 437,470
Price received - R/kg sold 439,006 436,780 383,249 438,338 437,885
Total cash costs - R/kg produced 181,159 207,938 358,172 159,166 198,267
Total production costs - R/kg produced 229,933 318,125 397,953 233,074 277,397
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
DECEMBER 2011 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 5,429 5,845 836 3,167 - 15,278 (893) 14,385
Cash costs (2,423) (2,821) (759) (1,493) 138 (7,359) 518 (6,841)
By-products revenue 183 21 2 187 6 399 (2) 398
Total cash costs (2,240) (2,800) (758) (1,306) 144 (6,960) 516 (6,443)
Retrenchment costs (15) (12) - (7) - (35) - (35)
Rehabilitation and other non-cash costs 17 (902) (33) (396) - (1,314) 33 (1,281)
Amortisation of assets (605) (542) (118) (381) (19) (1,665) 20 (1,645)
Total production costs (2,843) (4,257) (908) (2,090) 125 (9,973) 569 (9,404)
Inventory change - 74 3 426 - 503 18 521
Cost of sales (2,843) (4,183) (905) (1,664) 125 (9,470) 587 (8,883)
Adjusted gross profit (loss)
2,586
1,661
(69)
1,504
125
5,807
(305)
5,502
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (2) - (2)
Gross profit (loss)
2,586
1,661
(69)
1,502
125
5,805
(305)
5,500
Corporate and other costs (22) (17) (5) (81) (458) (583) (2) (585)
Exploration (7) (148) (140) (254) (132) (681) 9 (672)
Intercompany transactions - (139) (25) (2) 167 - - -
Special items (66) 1,211 49 11 (14) 1,191 - 1,191
Operating profit (loss)
2,491
2,568
(191)
1,176
(313)
5,732
(299)
5,434
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(11) 56 20 (13) (311) (259) 26 (233)
Exchange gain (loss) - (59) - (32) 1 (90) 14 (76)
Share of equity accounted investments
profit (loss)
- (88) - (47) 122 (12) 149 137
Profit (loss) before taxation 2,481 2,477 (170) 1,085 (500) 5,372 (110) 5,262
Taxation (988) (865) 42 (237) (57) (2,105) 110 (1,996)
Profit (loss) for the period
1,492
1,612
(129)
848
(557)
3,266
-
3,266
Equity shareholders 1,492 1,598 (129) 763 (601) 3,124 - 3,124
Non-controlling interests - 14 - 84 44 142 - 142
Operating profit (loss) 2,491 2,568 (191) 1,176 (313) 5,732 (299) 5,434
Unrealised non-hedge derivatives and other
commodity contracts
- - - 2 - 2 - 2
Intercompany transactions - 139 25 2 (167) - - -
Special items 76 (1,129) 5 (17) 20 (1,045) - (1,045)
Share of associates' EBIT - - - (47) (11) (58) 299 240
EBIT
2,567
1,578
(161)
1,117
(471)
4,631
-
4,631
Amortisation of assets 605 542 118 381 19 1,665 (20) 1,645
Share of associates' amortisation - - - - - - 20 20
EBITDA
3,172
2,121
(43)
1,498
(451)
6,296
-
6,296
Profit (loss) attributable to equity shareholders 1,492 1,598 (129) 763 (601) 3,124 - 3,124
Special items 76 (1,129) 5 (17) 20 (1,045) - (1,045)
Share of associates' special items - 88 - - (137) (49) - (49)
Taxation on items above (30) 338 (1) 7 - 314 - 314
Headline earnings (loss)
1,538
895
(125)
753
(718)
2,344
-
2,344
Unrealised non-hedge derivatives and
other commodity contracts
- - - 2 - 2 - 2
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - 113 113 - 113
Fair value loss on mandatory convertible
bonds
- - - - (84) (84) - (84)
Adjusted headline earnings (loss)
1,538
896
(125)
755
(688)
2,375
-
2,375
Ore reserve development capital 470 99 35 138 - 742 - 742
Stay-in-business capital 602 871 71 480 36 2,060 (58) 2,002
Project capital 393 260 220 576 - 1,449 (194) 1,255
Total capital expenditure
1,466
1,230
326
1,194
35
4,251
(251)
4,000
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
244 - - - 244
Mined - 000 tonnes 1,534 478 283 506 2,802
Milled / Treated - 000 tonnes 1,429 496 267 559 2,751
Yield - g/t 7.87 4.71 2.13 6.64 6.49
Gold produced - kg 11,246 2,336 569 3,713 17,863
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,472 - - - 2,472
Yield - g/t 0.40 - - - 0.44
Gold produced - kg 997 91 - - 1,088
OPEN-PIT OPERATION
Volume mined - 000 bcm - 12,983 172 - 13,155
Mined - 000 tonnes - 31,335 218 6,766 38,319
Treated - 000 tonnes - 6,063 658 230 6,952
Stripping ratio - ratio - 5.43 35.22 22.71 6.42
Yield - g/t - 1.67 1.50 6.05 1.80
Gold produced - kg - 10,104 989 1,395 12,488
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,431 - 17,356 18,788
Placed - 000 tonnes - 261 - 5,371 5,632
Stripping ratio - ratio - 9.09 - 2.40 2.58
Yield - g/t - 1.05 - 0.43 0.46
Gold placed - kg - 275 - 2,297 2,573
Gold produced - kg - 238 - 2,293 2,531
PRODUCTIVITY PER EMPLOYEE
Actual - g 176 366 997 682 291
TOTAL
Subsidiaries' gold produced - kg 12,243 10,822 1,558 7,401 32,023
k 1 947 1 947
METRIC OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2011
Joint ventures' gold produced - kg - 1,947 - - 1,947
Attributable gold produced - kg 12,243 12,769 1,558 7,401 33,970
Minority gold produced - kg - 310 - 603 913
Subsidiaries' gold sold - kg 12,232 10,059 1,711 7,646 31,647
Joint ventures' gold sold - kg - 1,943 - - 1,943
Attributable gold sold - kg 12,232 12,002 1,711 7,646 33,590
Minority gold sold - kg - 332 - 653 985
Spot price - R/kg 391,507 391,507 391,507 391,507 391,507
Price received - R/kg sold 395,628 398,860 384,427 389,420 394,799
Total cash costs - R/kg produced 173,263 169,453 359,740 120,879 168,935
Total production costs - R/kg produced 224,553 202,915 399,434 163,708 211,460
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2011
ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 4,839 4,919 658 3,195 - 13,610 (760) 12,850
Cash costs (2,287) (2,246) (563) (1,309) (2) (6,407) 402 (6,005)
By-products revenue 165 15 2 225 1 409 (3) 406
Total cash costs (2,121) (2,231) (561) (1,084) (1) (5,998) 400 (5,598)
Retrenchment costs (13) (8) - (5) - (26) - (26)
Rehabilitation and other non-cash costs (14) (33) - (34) - (81) 2 (80)
Amortisation of assets (601) (391) (62) (317) (21) (1,392) 14 (1,378)
Total production costs (2,749) (2,663) (622) (1,440) (23) (7,498) 415 (7,083)
Inventory change 2 91 (35) 44 - 103 (1) 102
Cost of sales (2,747) (2,572) (658) (1,396) (23) (7,395) 415 (6,980)
Adjusted gross profit (loss)
2,092
2,347
-
1,799
(23)
6,215
(345)
5,870
Unrealised non-hedge derivatives and other
commodity contracts
- - - (4) - (5) - (5)
Gross profit (loss)
2,092
2,346
-
1,795
(23)
6,210
(345)
5,865
Corporate and other costs (25) 1 (3) (68) (476) (571) (1) (572)
Exploration (3) (127) (111) (231) (81) (552) 12 (541)
Intercompany transactions - (80) (9) (4) 92 - - -
Special items (32) (95) 85 9 (64) (97) - (97)
Operating profit (loss)
2,033
2,046
(37)
1,501
(552)
4,990
(335)
4,655
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(9) 17 13 (11) (104) (93) (25) (116)
Exchange gain (loss) - (6) (2) 93 39 124 - 123
Share of equity accounted investments
profit (loss)
- - - (58) (13) (71) 247 175
Profit (loss) before taxation 2,024 2,057 (26) 1,525 (630) 4,950 (113) 4,837
Taxation (694) (741) 8 (176) 25 (1,578) 113 (1,465)
Profit (loss) for the period
1,331
1,317
(19)
1,349
(605)
3,372
-
3,372
Equity shareholders 1,331 1,285 (19) 1,302 (595) 3,304 - 3,304
Non-controlling interests - 32 - 47 (11) 68 - 68
Operating profit (loss) 2,033 2,046 (37) 1,501 (552) 4,990 (335) 4,655

4 5 5
Unrealised non-hedge derivatives and other
commodity contracts
- - - 4 - 5 - 5
Intercompany transactions - 80 9 4 (92) - - -
Special items 39 66 (1) (1) 64 167 - 167
Share of associates' EBIT - - - (58) (12) (70) 335 265
EBIT
2,072
2,191
(30)
1,451
(592)
5,092
-
5,092
Amortisation of assets 601 391 62 317 21 1,392 (14) 1,378
Share of associates' amortisation - - - - - - 14 14
EBITDA
2,673
2,582
32
1,768
(570)
6,485
-
6,485
Profit (loss) attributable to equity shareholders 1,331 1,285 (19) 1,302 (595) 3,304 - 3,304
Special items 39 66 (1) (1) 64 167 - 167
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (14) (1) - 1 - (14) - (14)
Headline earnings (loss)
1,355
1,350
(19)
1,302
(529)
3,458
-
3,458
Unrealised non-hedge derivatives and
other commodity contracts
- - - 4 - 5 - 5
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (88) (88) - (88)
Fair value loss on mandatory convertible
bonds
- - - - (66) (66) - (66)
Adjusted headline earnings (loss)
1,355
1,350
(19)
1,306
(682)
3,310
-
3,310
Ore reserve development capital 505 90 35 123 - 752 - 752
Stay-in-business capital 311 477 17 283 73 1,163 (13) 1,149
Project capital 187 155 176 489 - 1,007 (129) 878
Total capital expenditure
1,004
722
227
895
74
2,922
(143)
2,780
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
292 - - - 292
Mined - 000 tonnes 1,427 422 261 466 2,576
Milled / Treated - 000 tonnes 1,673 420 158 489 2,739
Yield - g/t 7.88 4.84 5.47 6.44 7.02
Gold produced - kg 13,190 2,030 862 3,149 19,232
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,709 49 - - 2,758
Yield - g/t 0.59 0.60 - 34.29 0.59
Gold produced - kg 1,611 29 - - 1,640
OPEN-PIT OPERATION
Volume mined - 000 bcm - 13,699 1,354 - 15,053
Mined - 000 tonnes - 30,886 3,795 7,712 42,392
Treated - 000 tonnes - 5,942 744 259 6,945
Stripping ratio - ratio - 4.07 5.12 25.80 5.05
Yield - g/t - 1.56 3.11 5.63 1.88
Gold produced - kg - 9,291 2,313 1,459 13,063
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,384 - 16,110 17,494
Placed - 000 tonnes - 308 - 5,088 5,396
Stripping ratio - ratio - 5.55 - 2.19 2.33
Yield - g/t - 0.97 - 0.40 0.43
Gold placed - kg - 298 - 2,019 2,317
Gold produced - kg - 272 - 1,496 1,768
PRODUCTIVITY PER EMPLOYEE
Actual - g 189 345 2,093 618 289
TOTAL
Subsidiaries' gold produced - kg 14,801 9,723 3,175 6,105 33,803
k 1 900 1 900
METRIC OPERATING RESULTS
QUARTER ENDED DECEMBER 2010
Joint ventures' gold produced - kg -   - -
Attributable gold produced - kg 14,801 11,623 3,175 6,105 35,703
Minority gold produced - kg - 388 - 722 1,110
Subsidiaries' gold sold - kg 14,805 9,712 3,263 6,143 33,924
Joint ventures' gold sold - kg - 1,976 - - 1,976
Attributable gold sold - kg 14,805 11,688 3,263 6,143 35,900
Minority gold sold - kg - 381 - 756 1,136
Spot price - R/kg 303,106 303,106 303,106 303,106 303,106
Price received - R/kg sold 81,074 128,171 60,117 111,273 99,671
Price received excluding hedge
buy-back costs
- R/kg sold 303,857 302,768 302,843 304,114 303,454
Total cash costs - R/kg produced 136,217 174,621 197,828 102,746 148,474
Total production costs - R/kg produced 192,292 220,079 219,476 176,022 201,465
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
DECEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
4,499 3,654 988 2,073 - 11,214 (600) 10,614
Cash costs (2,186) (2,098) (629) (973) 36 (5,850) 363 (5,487)
By-products revenue 169 9 1 144 (2) 323 (1) 321
Total cash costs (2,016) (2,088) (628) (829) 34 (5,527) 361 (5,166)
Retrenchment costs (50) (5) - (10) - (65) 1 (64)
Rehabilitation and other non-cash costs (150) (204) 7 (218) - (564) 35 (529)
Amortisation of assets (630) (320) (76) (318) (22) (1,366) 18 (1,348)
Total production costs (2,846) (2,617) (697) (1,375) 13 (7,523) 416 (7,107)
Inventory change (1) (65) (12) 166 - 88 5 92
Cost of sales (2,847) (2,683) (709) (1,209) 13 (7,435) 420 (7,016)
Adjusted gross profit (loss)
1,652
971
279
863
13
3,778
(180)
3,598
Hedge buy-back costs (3,298) (2,041) (792) (1,185) - (7,316) - (7,316)
Adjusted gross (loss) profit
(1,647)
(1,069)
(513)
(321)
13
(3,537)
(180)
(3,718)
Unrealised non-hedge derivatives and other
commodity contracts
1,301 5,481 - 4 - 6,787 - 6,787
Gross (loss) profit
(345)
4,412
(513)
(317)
13
3,250
(180)
3,069
Corporate and other costs (22) (41) (6) (122) (355) (545) - (545)
Exploration (9) (87) (91) (75) (80) (342) 4 (338)
Intercompany transactions - (84) - (4) 88 - - -
Special items (406) (49) 19 244 (15) (208) - (208)
Operating profit (loss)
(782)
4,150
(591)
(275)
(349)
2,154
(176)
1,978
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(4) (18) (5) 11 (724) (740) - (740)
Exchange gain (loss) - 31 - 74 (7) 98 (5) 93
Share of equity accounted investments profit - - - (8) (75) (83) 146 63
Profit (loss) before taxation (786) 4,163 (595) (198) (1,155) 1,429 (35) 1,394
Taxation (355) (275) (82) (192) (9) (913) 35 (878)
Profit (loss) for the period
(1,141)
3,888
(678)
(390)
(1,164)
516
-
516
Equity shareholders (1,141) 3,858 (678) (465) (1,170) 404 - 404
Non-controlling interests - 31 - 76 6 112 - 112
Operating profit (loss) (782) 4,150 (591) (275) (349) 2,154 (176) 1,978
Unrealised non-hedge derivatives and
other commodity contracts
(1,301) (5,481) - (4) - (6,787) - (6,787)
Hedge buy-back costs 3,298 2,041 792 1,185 (5) 7,311 - 7,311
Intercompany transactions - 84 - 4 (88) - - -
Special items 460 11 - (248) 5 228 - 228
Share of associates' EBIT - - - (8) (4) (12) 176 164
EBIT
1,675
804
201
653
(441)
2,894
-
2,894
Amortisation of assets 630 320 76 318 22 1,366 (18) 1,348
Share of associates' amortisation - - - - - - 18 18
EBITDA
2,306
1,125
277
971
(419)
4,260
-
4,260
Profit (loss) attributable to equity shareholders (1,141) 3,858 (678) (465) (1,170) 404 - 404
Special items 460 11 - (248) 5 228 - 228
Share of associates' special items - - - - 71 71 - 71
Taxation on items above (138) (5) - - - (143) - (143)
Headline earnings (loss)
(819)
3,864
(678)
(713)
(1,093)
561
-
561
Unrealised non-hedge derivatives and
other commodity contracts
(1,301) (5,481) - (4) - (6,787) - (6,787)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
461 - - - - 461 - 461
Fair value adjustment on option component
of convertible bonds
- - - - 280 280 - 280
Fair value loss on mandatory convertible
bonds
- - - - 222 222 - 222
Hedge buy-back and related costs
net of taxation
3,276 2,041 792 1,185 (5) 7,289 - 7,289
Adjusted headline earnings (loss)
1,617
424
114
467
(596)
2,026
-
2,026
Ore reserve development capital 453 61 20 109 - 644 - 644
Stay-in-business capital 390 527 31 290 25 1,264 (15) 1,248
Project capital 166 97 19 383 - 665 (88) 578
Total capital expenditure
1,009
685
71
782
25
2,572
(102)
2,470
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
1,018 - - - 1,018
Mined - 000 tonnes 6,312 1,842 1,047 2,003 11,204
Milled / Treated - 000 tonnes 5,711 1,977 1,084 2,066 10,838
Yield - g/t 7.95 4.82 3.80 6.54 6.69
Gold produced - kg 45,375 9,530 4,114 13,569 72,588
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 10,707 29 - - 10,736
Yield - g/t 0.48 6.62 - - 0.49
Gold produced - kg 5,114 193 - - 5,307
OPEN-PIT OPERATION
Volume mined - 000 bcm - 53,537 2,100 - 55,637
Mined - 000 tonnes - 126,725 5,110 26,850 158,686
Treated - 000 tonnes - 23,118 2,470 930 26,518
Stripping ratio - ratio - 4.76 6.04 23.34 5.66
Yield - g/t - 1.65 1.44 5.72 1.77
Gold produced - kg - 38,200 3,544 5,323 47,068
HEAP LEACH OPERATION
Mined - 000 tonnes - 6,796 - 64,291 71,087
Placed - 000 tonnes - 1,129 - 20,597 21,725
Stripping ratio - ratio - 7.84 - 2.25 2.46
Yield - g/t - 1.05 - 0.41 0.44
Gold placed - kg - 1,179 - 8,406 9,585
Gold produced - kg - 896 - 8,841 9,736
PRODUCTIVITY PER EMPLOYEE
Actual - g 182 355 1,211 644 290
TOTAL
Subsidiaries' gold produced - kg 50,489 41,074 7,658 27,733 126,954
Joint ventures' gold produced kg 7 745 7 745
METRIC OPERATING RESULTS
YEAR ENDED DECEMBER 2011
    -   - - 7,745
Attributable gold produced
(1)
- kg 50,489 48,819 7,658 27,733 134,699
Minority gold produced - kg - 1,366 - 2,593 3,958
Subsidiaries' gold sold - kg 50,483 40,692 7,720 27,320 126,215
Joint ventures' gold sold - kg - 7,757 - - 7,757
Attributable gold sold
(1)
- kg 50,483 48,449 7,720 27,320 133,972
Minority gold sold - kg - 1,427 - 2,450 3,877
Spot price - R/kg 366,801 366,801 366,801 366,801 366,801
Price received - R/kg sold 368,646 370,764 364,368 368,688 369,054
Total cash costs - R/kg produced 161,550 179,273 329,239 124,334 170,129
Total production costs - R/kg produced 211,500 233,210 372,099 180,136 222,811
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2011 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 18,610 18,486 2,797 10,816 - 50,709 (2,860) 47,849
Cash costs (8,917) (9,088) (2,562) (4,938) 269 (25,236) 1,617 (23,620)
By-products revenue 760 60 7 784 14 1,625 (7) 1,618
Total cash costs (8,157) (9,028) (2,555) (4,155) 283 (23,611) 1,609 (22,002)
Retrenchment costs (65) (21) - (23) - (109) 1 (108)
Rehabilitation and other non-cash costs (23) (1,045) (38) (710) - (1,815) 37 (1,778)
Amortisation of assets (2,435) (1,605) (311) (1,230) (81) (5,663) 63 (5,599)
Total production costs (10,678) (11,700) (2,904) (6,117) 201 (31,198) 1,711 (29,487)
Inventory change 2 10 5 719 - 735 7 742
Cost of sales (10,676) (11,690) (2,900) (5,398) 201 (30,463) 1,718 (28,745)
Adjusted gross profit (loss)
7,934
6,796
(103)
5,418
201
20,246
(1,142)
19,104
Unrealised non-hedge derivatives and other
commodity contracts
- 2 - (11) - (9) - (9)
Gross profit (loss)
7,934
6,797
(103)
5,407
202
20,237
(1,142)
19,095
Corporate and other costs (81) (66) (20) (310) (1,727) (2,205) (6) (2,212)
Exploration (13) (500) (407) (819) (335) (2,073) 34 (2,039)
Intercompany transactions - (377) (34) (15) 426 - - -
Special items (150) 5,045 295 27 (3,915) 1,302 - 1,302
Operating profit (loss)
7,690
10,899
(269)
4,289
(5,350)
17,260
(1,114)
16,146
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(37) 51 37 (34) 242 260 6 265
Exchange gain (loss) - (112) (3) 58 37 (20) 36 18
Share of equity accounted investments
profit (loss)
- (88) - (151) 75 (164) 696 532
Profit (loss) before taxation 7,653 10,751 (234) 4,162 (4,996) 17,337 (376) 16,961
Taxation (2,597) (2,377) 46 (698) (87) (5,713) 376 (5,337)
Profit (loss) for the period
5,056
8,374
(188)
3,464
(5,083)
11,624
-
11,624
Equity shareholders 5,056 8,263 (188) 3,297 (5,147) 11,282 - 11,282
Non-controlling interests - 111 - 167 63 342 - 342
Operating profit (loss) 7,690 10,899 (269) 4,289 (5,350) 17,260 (1,114) 16,146
Unrealised non-hedge derivatives and
other commodity contracts
- (2) - 11 - 9 - 9
Intercompany transactions - 377 34 15 (426) - - -
Special items 176 (4,820) (16) (27) 3,873 (815) - (815)
Share of associates' EBIT - - - (151) (41) (192) 1,114 922
EBIT
7,866
6,455
(251)
4,137
(1,942)
16,262
-
16,262
Amortisation of assets 2,435 1,605 311 1,230 81 5,663 (63) 5,599
Share of associates' amortisation - - - - - - 63 63
EBITDA
10,301
8,060
60
5,368
(1,861)
21,925
-
21,925
Profit (loss) attributable to equity shareholders 5,056 8,263 (188) 3,297 (5,147) 11,282 - 11,282
Special items 176 (4,820) (16) (27) 3,873 (815) - (815)
Share of associates' special items - 88 - - (120) (33) - (33)
Taxation on items above (81) 336 5 8 - 268 - 268
Headline earnings (loss)
5,152
3,867
(199)
3,278
(1,394)
10,702
-
10,702
Unrealised non-hedge derivatives and
other commodity contracts
- (2) - 11 - 9 - 9
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (563) (563) - (563)
Fair value loss on mandatory convertible
bonds
- - - - (731) (731) - (731)
Adjusted headline earnings (loss)
5,152
3,865
(199)
3,289
(2,688)
9,418
-
9,418
Ore reserve development capital 1,889 356 102 476 - 2,823 - 2,823
Stay-in-business capital 1,207 2,004 114 1,048 132 4,505 (85) 4,420
Project capital 822 741 543 1,825 - 3,931 (570) 3,361
Total capital expenditure
3,919
3,101
759
3,348
132
11,259
(655)
10,604
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
1,225 - - - 1,225
Mined - 000 tonnes 7,007 1,828 686 1,834 11,354
Milled / Treated - 000 tonnes 6,862 1,803 518 1,910 11,092
Yield - g/t 7.28 5.16 4.50 6.41 6.66
Gold produced - kg 49,970 9,300 2,330 12,248 73,847
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 10,248 832 - - 11,081
Yield - g/t 0.54 0.66 - 34.29 0.55
Gold produced - kg 5,558 548 - - 6,106
OPEN-PIT OPERATION
Volume mined - 000 bcm - 49,678 5,183 - 54,861
Mined - 000 tonnes - 115,577 14,469 29,306 159,352
Treated - 000 tonnes - 21,889 3,099 1,040 26,028
Stripping ratio - ratio - 4.04 4.94 25.51 5.02
Yield - g/t - 1.58 3.22 5.83 1.95
Gold produced - kg - 34,676 9,983 6,057 50,716
HEAP LEACH OPERATION
Mined - 000 tonnes - 4,960 - 62,234 67,194
Placed - 000 tonnes - 1,173 - 20,790 21,963
Stripping ratio - ratio - 6.50 - 2.03 2.17
Yield - g/t - 1.23 - 0.46 0.50
Gold placed - kg - 1,445 - 9,504 10,949
Gold produced - kg - 1,867 - 7,882 9,749
PRODUCTIVITY PER EMPLOYEE
Actual - g 175 350 2,077 698 285
TOTAL
Subsidiaries' gold produced - kg 55,528 37,892 12,313 26,187 131,920
Joint ventures' gold produced kg 8 498 8 498
METRIC OPERATING RESULTS
YEAR ENDED DECEMBER 2010
    -   - -
Attributable gold produced - kg 55,528 46,390 12,313 26,187 140,418
Minority gold produced - kg - 1,499 - 2,897 4,396
Subsidiaries' gold sold - kg 55,717 37,518 12,311 26,241 131,786
Joint ventures' gold sold - kg - 8,454 - - 8,454
Attributable gold sold - kg 55,717 45,972 12,311 26,241 140,240
Minority gold sold - kg - 1,480 - 2,961 4,441
Spot price - R/kg 288,148 288,148 288,148 288,148 288,148
Price received - R/kg sold 119,239 159,203 126,167 134,816 135,862
Price received excluding hedge
buy-back costs
- R/kg sold 271,453 272,523 267,875 268,931 271,018
Total cash costs - R/kg produced 140,077 166,693 230,777 101,296 149,577
Total production costs - R/kg produced 189,319 202,674 250,322 143,788 190,889
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR
ENDED DECEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
15,125 12,952 3,298 7,806 - 39,180 (2,420) 36,761
Cash costs (8,133) (7,990) (2,847) (3,841) 226 (22,585) 1,412 (21,173)
By-products revenue 355 31 6 532 16 940 (5) 935
Total cash costs (7,778) (7,959) (2,841) (3,309) 242 (21,645) 1,407 (20,238)
Retrenchment costs (138) (8) - (23) - (169) 4 (166)
Rehabilitation and other non-cash costs (182) (393) 7 (224) - (791) 34 (756)
Amortisation of assets (2,415) (1,287) (248) (1,086) (71) (5,106) 67 (5,040)
Total production costs (10,512) (9,646) (3,082) (4,642) 171 (27,712) 1,512 (26,200)
Inventory change (31) 8 1 399 - 377 (11) 367
Cost of sales (10,544) (9,638) (3,081) (4,243) 171 (27,335) 1,501 (25,833)
Adjusted gross profit (loss) excluding
hedge buy-back costs
4,580
3,314
217
3,563
171
11,845
(918)
10,927
Hedge buy-back costs (8,481) (5,210) (1,745) (3,519) - (18,954) - (18,954)
Adjusted gross profit (loss)
(3,900)
(1,896)
(1,528)
44
171
(7,109)
(918)
(8,027)
Unrealised non-hedge derivatives and other
commodity contracts
7,080 6,115 75 2,621 - 15,891 - 15,891
Gross profit (loss)
3,180
4,219
(1,452)
2,664
171
8,782
(918)
7,864
Corporate and other costs (72) (77) (14) (273) (1,300) (1,737) (1) (1,738)
Exploration (14) (344) (327) (527) (252) (1,464) 18 (1,446)
Intercompany transactions - (270) (8) (14) 293 - - -
Special items (586) (229) 77 242 (391) (886) (8) (894)
Operating profit (loss)
2,508
3,299
(1,725)
2,092
(1,479)
4,696
(910)
3,786
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(13) (59) (5) 24 (1,183) (1,236) 1 (1,235)
Exchange gain (loss) - (50) - 15 55 20 (2) 18
Share of equity accounted investments
profit (loss)
- - - (8) (59) (67) 534 467
Profit (loss) before taxation 2,495 3,190 (1,730) 2,123 (2,665) 3,413 (377) 3,036
Taxation (342) (1,108) (54) (816) (76) (2,396) 377 (2,018)
Profit (loss) for the period
2,153
2,083
(1,784)
1,307
(2,741)
1,018
-
1,018
Equity shareholders 2,153 1,981 (1,784) 1,084 (2,796) 637 - 637
Non-controlling interests - 101 - 223 55 381 - 381
Operating profit (loss) 2,508 3,299 (1,725) 2,092 (1,479) 4,696 (910) 3,786
Unrealised non-hedge derivatives and
other commodity contracts
(7,080) (6,115) (75) (2,621) - (15,891) - (15,891)
Hedge buy-back costs 8,481 5,210 1,745 3,519 417 19,371 - 19,371
Intercompany transactions - 270 8 14 (293) - - -
Special items 697 91 (45) (242) 19 519 8 527
Share of associates' EBIT - - - (8) (24) (33) 902 869
EBIT
4,606
2,755
(93)
2,754
(1,359)
8,663
-
8,663
Amortisation of assets 2,415 1,287 248 1,086 71 5,106 (67) 5,040
Share of associates' amortisation - - - - - - 67 67
EBITDA
7,021
4,042
155
3,841
(1,288)
13,769
-
13,769
Profit (loss) attributable to equity shareholders 2,153 1,981 (1,784) 1,084 (2,796) 637 - 637
Special items 697 91 (45) (242) 19 519 8 527
Share of associates' special items - - - - 32 32 (8) 24
Taxation on items above (193) (27) 2 (8) - (226) - (226)
Headline earnings (loss)
2,657
2,045
(1,827)
833
(2,746)
962
-
962
Unrealised non-hedge derivatives and
other commodity contracts
(7,080) (6,115) (75) (2,621) - (15,891) - (15,891)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
2,353 - 23 - - 2,376 - 2,376
Fair value adjustment on option component
of convertible bond
- - - - (39) (39) - (39)
Fair value loss on mandatory convertible
bond
- - - - 382 382 - 382
Hedge buy-back and related costs
net of taxation
6,993 5,188 1,745 3,519 417 17,862 - 17,862
Adjusted headline earnings (loss)
4,923
1,118
(135)
1,731
(1,986)
5,652
-
5,652
Ore reserve development capital 1,806 259 114 391 - 2,570 - 2,570
Stay-in-business capital 881 987 97 729 49 2,744 (35) 2,709
Project capital 409 461 79 1,150 - 2,099 (271) 1,828
Total capital expenditure
3,096
1,708
290
2,270
49
7,413
(305)
7,108
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

Notes

Shareholders’ notice board
Shareholders’ diary:
Financial year-end 31 December
Annual financial statements posting on or about 31 March 2012
Annual general meeting 11:00 SA time 10 May 2012
Quarterly reports Released on or about
– Quarter ended 31 March 2012 10 May 2012
– Quarter ended 30 June 2012 7 August 2012
– Quarter ended 30 September 2012 8 November 2012
– Quarter ended 31 December 2012 *14 February 2013
* Approximate dates
.
Dividends:
Dividend Number
Declared
Last date to trade
ordinary shares
cum dividend
Payment date to
shareholders
Payment date to
ADS holders
2011 Final – number 112 14 February 2012 2 March 2012 9 March 2012 26 March 2012
2012 Q1 Interim – number 113* *8 May 2012 *25 May 2012 *1 June 2012 *18 June 2012
2012 Q2 Interim – number 114* *3 August 2012 *24 August 2012
*31 August 2012        *17 September 2012
2012 Q3 Interim – number 115*
*6 November 2012         *23 November 2012         *30 November 2012         *17 December 2012
* Proposed, subject to board approval.
Dividend policy: Dividends are proposed, and approved by the board of directors of AngloGold Ashanti, based on the financial results for the quarter. Dividends are recognised when declared by the board of directors of AngloGold Ashanti.
AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bonds and other debt facilities and other factors.

Withholding tax: On 1 April 2012, a 10% withholding tax on dividends and other distributions payable to shareholders will come into effect. This withholding tax, which was announced by the South African Government on 21 February
2007, replaces the Secondary Tax on Companies. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 10 May 2012 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights: The South African Companies Act 71 of 2008 (as amended) provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Options granted in terms of the share incentive scheme do not carry rights to vote.

Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Annual reports: Should you wish to receive a printed copy of our 2011 integrated report or any other report from our
2011 suite of reports, please request same from the contact persons listed at the end of this report or on the company’s website.

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company’s 2010 annual report on Form 20-
F, which was filed with the Securities and Exchange Commission in the United States on 31 May 2011. These factors are not necessarily all of the important factors that could cause AngloGold
Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication contains certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Administrative  information
ANGLOGOLD ASHANTI L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *
§
(Chief Financial Officer)
Non-Executive
T T Mboweni
^
(Chairman)
F B Arisman
#
R Gasant
^
Ms N P January-Bardill
^
W A Nairn
^
Prof L W Nkuhlu
^
F Ohene-Kena
+
S M Pityana
^
R J Ruston ~
(effective 1 January 2012)
* British
#
American
~ Australian
^
South African
+ Ghanaian
§
Indian
Officers
Company Secretary:      Ms L Eatwell
Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in
USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 15, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary